SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2015

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated February 18, 2015

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary’s Staff Office

Date: February 28, 2015

Eni: fourth quarter
and full year 2014 results

San Donato Milanese, February 18, 2015 - Yesterday Eni’s Board of Directors approved group results for the fourth quarter and the full year 2014 (unaudited).

Financial highlights

•	Record cash flow[1] over the last six years: euro 5.37 billion for the quarter (up 69%); euro 15.09 billion for the full year 2014 (up 37%);
•	Leverage decreased to 0.22 (0.25 at the end of 2013);
•	Adjusted operating profit: euro 2.32 billion for the quarter (down 34%); euro 11.57 billion for the full year 2014 (down 9%);
•	Adjusted net profit: euro 0.46 billion for the quarter (down 64%); euro 3.71 billion for the full year 2014 (down 16%);
•	Reported net loss of euro 2.34 billion for the quarter; reported net profit of euro 1.33 billion for the full year 2014;
•	Dividend[2] per share: euro 1.12 of which euro 0.56 paid in September 2014 (euro 1.10 in 2013);
•	Share repurchases in 2014 were 21.66 million for a cash outlay of euro 0.38 billion, together with the dividend this ensured a distribution yield[3] of 8.3%.

Operational highlights

•	Hydrocarbon production[4]: 1.65 mmboe/d for the quarter (up 6.7%); (1.6 mmboe/d for the full year 2014, up 0.6%);
•	Preliminary year-end proved reserves estimate in accordance with US SEC requirements: 6.6 billion of boe. The organic reserve replacement ratio was 112%;
•	Started up the West Hub and Nené projects in Angola and Congo, setting the industry benchmark in terms of time-to-market;
•	Achieved important exploration success in Congo, Angola, Gabon, Indonesia, Ecuador and Egypt in proven areas;
•	Acquired exploration licenses offshore Portugal, South Africa, the United Kingdom, Vietnam, Egypt, China, Norway, the United States and Myanmar; Block 15/06 exploration license in Angola renewed for an additional three-year period;
•	Divested Eni’s interest in the South Stream gas-pipeline project.

Claudio Descalzi, Chief Executive Officer, commented:
"In spite of an unfavorable trading environment, Eni delivered excellent results in the fourth quarter, underpinned by record cash flow generation over the last six years. The performance was driven by the increased contribution from upstream production and the accelerated restructuring of our mid and downstream businesses. We continue to deliver on the initiatives launched in May 2014 as we rebalance the Group’s portfolio, pursue a higher level of efficiency and focus on core upstream activities, which have been further strengthened by continued exploration success and the organic growth of our proven reserves. In light of these results, I will propose to the Board of Directors the distribution of a 2014 final dividend of euro 0.56 per share".

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(1)	Net cash provided by operating activities.
(2)	Dividend proposal. Eni’s Board of Directors is scheduled to formalize the proposal on March 12, 2015, when approving the Annual Report 2014 and the parent company separate financial statements. The Shareholders’ Meeting is scheduled to deliberate on the dividend proposal on May 13, 2015.
(3)	Sum of dividend yield and buyback yield.
(4)	On a homogeneous basis, excluding the impact of the divestment of Artic Russia.

Financial highlights

Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	% Ch. IV Q. 14 vs. IV Q. 13	Full year 2013	Full year 2014	% Ch.

SUMMARY GROUP RESULTS (a)	(euro million)
3,507	3,032	2,321	(33.8)	Adjusted operating profit (b)	12,650	11,572	(8.5)
1,288	1,169	464	(64.0)	Adjusted net profit	4,430	3,707	(16.3)
0.36	0.32	0.13	(63.9)	- per share (euro) (c)	1.22	1.03	(15.6)
0.98	0.85	0.32	(67.3)	- per ADR ($) (c) (d)	3.24	2.74	(15.4)

(647)	1,714	(2,342)	..	Net profit	5,160	1,333	(74.2)
(0.18)	0.48	(0.65)	..	- per share (euro) (c)	1.42	0.37	(73.9)
(0.49)	1.27	(1.62)	..	- per ADR ($) (c) (d)	3.77	0.98	(74.0)
3,184	3,984	5,365	68.5	Net cash provided by operating activities	11,026	15,089	36.8

(a) Attributable to Eni's shareholders.
(b) For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating and net profit to results on an adjusted basis".
(c) Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d) One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Adjusted operating profit
In the fourth quarter of 2014, Eni’s adjusted consolidated operating profit was euro 2.3 billion, down by 33.8% compared to the fourth quarter of 2013. This was adversely impacted by lower oil prices (down by 30.2% for the Brent marker) which decreased the operating profit of the Exploration & Production segment (down by euro 1.3 billion, or 38.8%). The Refining & Marketing segment reverted to profit and earned euro 0.2 billion which favorably compares with an operating loss of euro 0.1 billion in the fourth quarter of the previous year. This improvement reflected a recovery in refining margins and gains driven by efficiency and optimization initiatives.
Versalis reduced its operating loss by euro 0.1 billion due to improved product margins and restructuring initiatives. Despite the unfavorable trading environment, the Gas & Power segment remained profitable due to improved competitiveness on the back of the renegotiation of a substantial portion of the long-term gas supply portfolio. It is worth noting that the Gas & Power operating profit in the fourth quarter of 2014 declined by 68.3% compared with the fourth quarter of 2013 due to lower one-off effects of contracts renegotiation related to the purchase costs of volumes supplied in previous reporting periods. Eni’s listed subsidiary Saipem reported an 80% decline in operating profit.
In the full year 2014, the group adjusted operating profit was euro 11.6 billion, down by 8.5% from 2013, reflecting a lowered performance in the Exploration & Production segment (down by euro 3.1 billion, or 21.1%) due to a decline in oil prices. The mid and downstream business segments reported cumulatively an improved performance of euro 1.2 billion. This reflected gas contract renegotiations, cost efficiencies, as well as optimization and restructuring initiatives. Eni’s subsidiary Saipem registered an increase of euro 0.6 billion in adjusted operating profit reflecting the extraordinary project losses reported in 2013 against the backdrop of challenging market conditions.

Adjusted net profit
In the fourth quarter of 2014, adjusted net profit amounted to euro 0.46 billion and was down by 64% from the fourth quarter of 2013 due to a reduced operating performance and lower results from equity-accounted entities and other investments (down by euro 0.42 billion), mainly reflecting a euro 0.38 billion loss on the fair-valued interests in Galp and Snam (compared to an income of euro 0.07 billion in the fourth quarter of 2013) which underlay two convertible bonds. The adjusted consolidated tax rate registered an increase of approximately 15 percentage points reflecting the higher share of taxable profit reported by the Exploration and Production segment, as well as the afore mentioned non-deductible losses.
In the full year, the adjusted net profit of euro 3.71 billion was 16.3% lower compared to 2013 reflecting the same drivers disclosed in the quarterly review, with a tax rate declining by 1 percentage point.

Reported net profit
In the fourth quarter of 2014, the Group reported a net loss of euro 2.34 billion which was impacted by a loss on the alignment of crude oil and product inventories to current market prices (down by euro 0.86 billion) and asset impairments and other post-tax charges amounting to euro 1.94 billion. These charges included the write-off of certain deferred tax assets (euro 0.50 billion) due to projections of lower future taxable profit at Italian subsidiaries and euro 0.48 billion relating to a windfall tax levied on Italian energy companies (the so-called Robin Tax) provided by Article 81 of the Legislative Decree No. 112/2008 which were assessed to be no more recoverable as, on February 11, 2015, an Italian Court stated the illegitimacy of this tax. For the first time, a sentence states the illegitimacy of a tax rule prospectively, denying any reimbursement right. The effect was considered to be an adjusting event of 2014 results, on the basis of the best review of the matter currently available, considering the recent pronouncement of the sentence.
For the full year, reported net profit amounted to euro 1.33 billion, including the above mentioned charges, whose negative effects were partly offset by the recognition of a tax gain of euro 0.82 billion due to the settlement of a tax dispute with the Italian fiscal Authorities regarding how to determine a tax surcharge of 4% due by the parent company Eni SpA as provided by Law No. 7/2009

(the so-called Libyan tax) since 2009. In 2013 significant disposal gains were recognized due to the divestment of a 20% stake in the Mozambique discovery (euro 2.99 billion, recognized in the full year 2013) and the fair-value evaluation of Eni’s interest in Artic Russia (euro 1.68 billion, recognized in the fourth quarter and the full year 2013), partly offset by extraordinary charges and inventory holding losses for euro 3.9 billion (post-tax). These transactions affected the year-on-year comparison of reported net profit.

Operating cash flow
Cash flow from operating activities was euro 15.09 billion (up by euro 4.06 billion from December 31, 2013), notwithstanding lower trade receivables due after the end of the reporting period transferred to factoring institutions (down by euro 0.96 billion from December 31, 2013). Divestment proceeds were euro 3.68 billion primarily relating to the divestment of Eni's interest in Artic Russia, an 8% stake in Galp and non-strategic assets in the Gas & Power and Exploration & Production segments. These cash inflows funded cash outlays relating to capital expenditure totaling euro 12.24 billion and investments of euro 0.41 billion for the development of oil&gas resources and exploration projects, dividend payments of approximately euro 4 billion and share repurchases for euro 0.38 billion, with the surplus used to pay down net debt.
As of December 31, 2014 net borrowings5 amounted to euro 13.71 billion and were down by euro 1.25 billion from December 31, 2013.
Compared to September 30, 2014, net borrowings decreased by euro 2.13 billion. Cash flow from operating activities (euro 5.37 billion) and asset disposals (euro 0.45 billion) generated enough cash to fund capital expenditure (euro 3.63 billion) and pay down net borrowings.
As of December 31, 2014, the ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage6 – decreased to 0.22 from 0.25 as of December 31, 2013 reflecting a lowered net borrowings and an increased total equity. The latter was favorably impacted by the sizable appreciation of the US dollar against the euro (up by 12% at the closing rates of December 31, 2014 compared to December 31, 2013) in the translation of the financial statements of Eni’s subsidiaries that uses the US dollar as functional currency with a gain of euro 5 billion.

Dividend 2014
The Board of Directors will propose to the Annual Shareholders’ Meeting to distribute a cash dividend of euro 1.12 per share7 (euro 1.10 in 2013), of which euro 0.56 per share was paid as interim dividend in September 2014. The balance of euro 0.56 per share will be payable to shareholders as of May 20, 2015, with the ex-dividend date being May 18, 2015.

Operational highlights

Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	% Ch. IV Q. 14 vs. IV Q. 13	Full year 2013	Full year 2014	% Ch.

KEY STATISTICS
1,577	1,576	1,648	4.5	Production of oil and natural gas	(kboe/d)	1,619	1,598	(1.3)
816	812	868	6.4	- Liquids	(kbbl/d)	833	828	(0.6)
4,177	4,197	4,284	2.5	- Natural gas	(mmcf/d)	4,320	4,224	(1.6)
25.56	19.62	23.70	(7.3)	Worldwide gas sales	(bcm)	93.17	89.17	(4.3)
8.75	8.26	9.32	6.5	Electricity sales	(TWh)	35.05	33.58	(4.2)
2.33	2.41	2.26	(3.0)	Retail sales of refined products in Europe	(mmtonnes)	9.69	9.21	(5.0)

Exploration & Production
In the fourth quarter of 2014, Eni’s hydrocarbon production was 1.648 million boe/d, up by 6.7% from the fourth quarter of 2013 on a homogeneous basis i.e. excluding the impact of the divestment of Eni’s interest in Siberian assets. On the same basis, hydrocarbon production for the full year 2014 was up 0.6% at 1.598 million boe/d compared to the previous year. Production increases in the United Kingdom, Algeria, the United States and Angola, more than offset mature fields’ declines.

Gas & Power
In the fourth quarter of 2014, natural gas sales amounted to 23.70 bcm, down by 7.3% compared to the same period of 2013, against the backdrop of weak demand and persistent competitive pressure. Sales in Italy (8.35 bcm) decreased by 22%, mainly driven by mild weather conditions, lower spot sales and the downturn in the thermoelectric market. Sales in the European markets were 11.86 bcm, almost unchanged from the fourth quarter of 2013. On a yearly basis, natural gas sales were down by 4.3% to 89.17 bcm due to the mild winter weather and weaker gas demand, particularly in the thermoelectric segment.

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(5)	Information on net borrowings composition is furnished on page 35.
(6)	Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors gain a full understanding of said measures in line with guidance provided for by CESR Recommendation No. 2005-178b. See page 35 for leverage.
(7)	Dividends are not entitled to tax credit and, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receiver’s taxable income.

Refining & Marketing
In the fourth quarter of 2014, the Standard Eni Refining Margin (SERM) that gauges the profitability of Eni’s refineries, increased fivefold due to the fall of Brent marker prices. However, the European refining business continues to be affected by structural headwinds from lower demand, overcapacity and increasing competitive pressure from import streams of refined products from Russia, Asia and the United States with a more efficient cost structure. On a yearly basis, Eni’s refining margin was up by 32.1%.
Retail sales in Italy were 1.51 mmtonnes, down by 3.8% mainly driven by strong competitive pressure (6.14 mmtonnes, down by 7.5% on yearly basis). Eni’s retail market share dropped by 1.2 percentage points to 24.7% in the fourth quarter, compared to 25.9% in the same quarter of the previous year. In 2014, Eni’s retail market share decreased by two percentage points to 25.5%, from 27.5% in 2013.

Currency
The fourth quarter’s results were positively impacted by the depreciation of the euro vs. the US dollar (down by 8.2%). On a yearly basis, the exchange rate was barely unchanged due to the relevant appreciation of the euro vs. the US dollar recorded in the first months of the year.

Business developments

Exploration & Production

Exploration
In 2014, Eni continued its track record of exploratory success. Additions to the Company’s reserve backlog were approximately 900 million boe of resources for the full year, at a competitive cost of $2.1 per barrel. Near-field discoveries marked the year’s activity; such discoveries are expected to achieve a quick time-to-market leveraging on the synergies from the front-end-loading and the utilization of existing well production infrastructures. In particular:
(i) Angola: the Ochigufu 1 NFW well, located in the deep waters of Block 15/06 (Eni operator with a 35% interest). This discovery with a potential in place estimated at approximately 300 million barrels of oil, is located near the West Hub project, which started up at the end of 2014. In January 2015 Eni obtained from the Angolan authorities a three-year extension of the exploration period of the above mentioned block;
(ii) Congo: in the conventional waters of block Marine XII, the Minsala Marine 1 NFW was the third discovery in the last two years increasing the block’s resources in place by 1 billion barrels with characteristics similar to the previous discoveries of Litchendjili and Nené, the latter started up early production in record time;
(iii) Ecuador: the Oglan-2 exploration well in Block 10 (Eni operator with a 100% interest) with a potential in place estimated at approximately 300 million barrels of oil in place, located near the processing facilities of the operated field of Villano;
(iv) Indonesia: a gas discovery has been made at the Merakes prospect through the Merakes 1 NFW in East Sepinggan offshore block
(Eni operator with a 85% interest). This discovery with a potential in place estimated at approximately 1.3 Tcf, is located in proximity of the operated field of Jangkrik, which is currently under development and will supply additional gas volumes to the Bontang LNG plant; and
(v) Mozambique: the appraisal gas wells Agulha 2 and Coral 4 DIR, confirming the extension of their respective fields with a potential in place in Area 4 estimated at approximately 2,500 billion cubic meters (Eni operator with a 50% interest).

Other relevant discoveries have been made in:
(i) Gabon: the Nyonie Deep 1 well, in the conventional waters of Block D4 (Eni 100%, operator), with an estimated potential of approximately 500 million boe in place of gas and condensates;
(ii) Norway: the oil and gas Drivis discovery made at the offshore license PL532 (Eni 30%), with volumes in place estimated in the range of 125 and 140 million barrels and will be put into production with the development of the Johan Castberg Hub;
(iii) the United States: successfully completed the Stallings 1H and Mitchell 1H exploratory wells, under the agreement with Quicksilver Resources signed at the end of 2013 providing for joint evaluation, exploration and development of unconventional oil reservoirs (shale oil) in the southern part of the Delaware Basin in West Texas. The wells were already connected to existing production facilities; and
(iv) Egypt: the oil discovery ARM-14 in the Abu Rudeis license (Eni 100%) in the Gulf of Suez, doubled production level in 2014.

New exploration acreage
New exploration acreage was acquired covering approximately 100,000 square kilometers, net to Eni, in:
(i) China: signed a new Production Sharing Contract (PSC) with the state-owned CNOOC for the exploration of the offshore block 50/34, located in the conventional waters of South China Sea. The exploration period will last 6.5 years;
(ii) Egypt: obtained the operatorship of Shorouk (Eni 100%) located in the deep offshore of the Mediterranean Sea;
(iii) Myanmar: signed Production Sharing Contract (PSC) for the exploration of two onshore fields. The exploration period will last six years;
(iv) Portugal: acquired from Galp’s subsidiary Petrogal a 70% interest and operatorship of the Gamba, Santola and Lavagante offshore permits;

(v) South Africa: acquired a 40% interest and the operatorship of the offshore license ER236, covering a total area of 82,000 square kilometers located along the East coast of the Country;
(vi) Vietnam: signed Production Sharing Contracts (PSC) for the exploration of Block 122, 116 (Eni’s interest 100%) and Block 124 (Eni’s interest 60%), located offshore. The PSCs provide for an exploration period of seven years;
(vii) Norway: awarded two exploration licenses in the Barents Sea, where Eni is now operator of the PL806 area, and in the North Sea;
(viii) the United Kingdom: acquired the operatorship of exploration licenses 22/19c (Eni 50%), 22/19e (Eni 57.14%) e 30/1b (Eni 100%);
(ix) the United States: acquired the operatorship of exploration licenses MC246 and MC290 (Eni 100%) in the Gulf of Mexico and in the Leon Valley (Western Texas) with a 50% interest for exploring and developing an area with unconventional oil reservoirs; and
(x) Algeria: three prospection permits were obtained in the basins of El Guefoul, Tinerkouk and Terfas in the onshore southern Algeria.

Development activities

Kazakhstan
Signed a strategic agreement with the Kazakh national company KazMunayGas (KMG) for the exploitation of exploration and production rights in the Isatay area, located in the North Caspian Sea, through a joint operating company.

Congo
In July 2014, a cooperation agreement was signed with the relevant authorities to extend existing oil permits and to develop new initiatives in the Country’s coastal basin, which extends from onshore Mayombe to frontage deep offshore.
At the end of December 2014, Eni started production at the recent Nené discovery in Block Marine XII (Eni’s interest 65%, operator) just eight months after obtaining the production permit. The early production phase is yielding 7,500 boe/d and the fast-track development of the field has leveraged on the synergies with the front-end loading and the infrastructures of the fields located in the area. The full-field development will take place in several stages and will include the installation of production platforms and the drilling of over 30 wells, with a plateau of over 120,000 barrels of boe/d.

Egypt
In August 2014, the DEKA (Denis-Karawan) project was started up with a production of 1.8 million cubic meters of gas and about 800 barrels of associated condensates per day. Produced gas is being processed at the onshore El Gamil Plant. Peak production of 6.5 million cubic meters per day net to Eni is expected by the first quarter of 2015.

Venezuela
In June 2014, Eni signed a Memorandum of Understanding with the Venezuelan national company PDVSA for the commercial development of the condensates reserves associated with the super-giant gas discovery Perla field. The agreement provides for the establishment of a joint venture company (Eni and Repsol with a 20% interest and PDVSA with a 60% interest). The two international companies will fund the share of development costs of PDVSA by contributing up to $1 billion. The agreement is subject to the relevant Authorities’ approval.

Alaska
In June 2014, the Nikaitchuq oil field achieved production target of 25 kboe/d. This relevant result required the expertise and the application of Eni’s proprietary technologies in an area with extreme climate and environmental constraints, which helped to build one of the most advanced production facilities in the North Slope.

Turkmenistan
In November 2014, Eni and the State oil company Turkmenneft agreed to extend up to 2032 the Production Sharing Agreement regulating exploration and production activities at the onshore Nebit Dag Block. The agreements also establish the transfer of a 10% stake out of the contractor share to Turkmenneft.

Mexico
In October 2014, a Memorandum of Understanding and Cooperation was signed with the National Company Petroleos Mexicanos (Pemex) establishing the basis for future cooperation in the upstream and other business segments and areas.

Angola
In December 2014, first oil was achieved at the West Hub Development Project in Block 15/06 in the deep offshore. This first Eni-operated producing project in the country is currently producing 45,000 boe/d through the N’Goma FPSO, with production ramp-up expected to reach a plateau up to 100,000 bopd in the coming months. The start-up was achieved in just 44 months from the announcement of the commercial discovery, a result that is at the top of the industry for development in deep waters. The N’Goma FPSO is currently producing from the Sangos discovery, future production will leverage the progressive hooking up of the block’s discoveries including the latest Ochigufu field discovery.

Gulf of Mexico
In January 2015, production started up from the Lucius field, located in the deep waters of the Gulf of Mexico. Production is supported by six subsea wells tied back to a moored production handling spar. Once all wells are ramped up, Eni’s share of the Lucius daily production is expected to be approximately 7,000 boe/d.

Ghana
In January 2015, Eni and the relevant authorities of the Country sanctioned the OCTP integrated oil and gas project (Eni 47.22%, operator). First oil is expected in 2017, first gas in 2018 and production is expected to peak at 80,000 boe/d.

Gas & Power

Renegotiation of long-term gas supply contracts and take-or-pay reduction
In 2014, following the renegotiation of a number of the main long term supply contracts, gas prices and related trends were better aligned to market conditions. More than 60% of long term gas supply portfolio is now indexed to hub prices. Furthermore, the cash advances paid to suppliers due to the take-or-pay clause in those long-term supply contracts were reduced by euro 0.66 billion thanks to contract renegotiation and sales optimization.

Refining & Marketing

Development plan of the Gela site
In November 2014, Eni defined with the Ministry for Economic Development, the Region of Sicily and interested stakeholders (including trade unions and local communities) a plan to restore the profitability of the Gela refinery. Key to the agreement is the reconversion of the Gela site into a bio-refinery. This will follow the model adopted in the Venice green refinery scheme, where green-diesel will be produced from raw vegetable materials by using the proprietary Ecofining™ technology. The agreement also defines terms for building a modern logistic pole and new initiatives in the upstream sector in Sicily. Eni will also perform environmental remediation and cleanup activities and institute a competence center for safety. The investment plan for such initiatives amounts to euro 2.2 billion, mainly relating to upstream projects in the Sicily Region.

Start-up of Venice bio-refinery
In June 2014, the start-up of the bio-refinery of Porto Marghera was achieved, with green diesel capacity of approximately 300 ktonnes/year, from refined vegetable oil, utilizing the proprietary Ecofining™ technology. The production will fulfill half of Eni's annual requirement of green diesel, thus ensuring new perspectives for the industrial site of Venice and allowing economic and environmental benefits.

Versalis

Restructuring of petrochemical activities in Sardinia
In June 2014, the green chemical project of Matrìca, a 50/50 joint venture between Eni’s subsidiary Versalis and Novamont, started operations marking the full conversion of the Porto Torres site. Matrìca’s plant is currently leveraging innovative technology to transform vegetable oils into monomers and intermediates that are feedstock for the production of complex bio-products destined for a number of industries such as the tyre industry, bio-lubricants and plastic production. The overall production capacity of approximately 70 ktonnes per year will come gradually online during 2015. Cracking production line was closed definitively.

At the end of December 2014, Versalis signed an agreement to divest the Sarroch plant to the refining company Saras, which owns a refinery close to Eni’s petrochemical site. The agreement includes the disposal of the Versalis plants connected with the production cycle of the refinery, in particular the reforming unit, the propylene splitter unit and other related services, including the logistics system. Versalis will continue to operate on the site with the planned HSE activities and environmental remediation activities, not included in the transaction.

Restructuring of Porto Marghera petrochemical hub
In November 2014, Eni defined with the Ministry for Economic Development and the interested stakeholders a plan to restore the profitability of the petrochemical plant at Porto Marghera. The agreement includes the development of an innovative green chemical project and the definitive closure of the oil based petrochemical cracking plant. The "green" project, in partnership with the U.S.-based company Elevance Renewable Science Inc, envisages building global plants for the production of bio-chemical intermediates from vegetable oils destined for high added-value industrial applications such as detergents, bio-lubricants and chemicals for the oil industry.

In November 2014, Versalis signed a partnership with Solazyme, an US-based renewable oil and bioproducts company, to expand market access and commercial use of Encapso™ – the world’s first commercially-available, biodegradable encapsulated lubricants for drilling fluids. Encapso will also be used in oil and gas fields operated by Eni.

Divestments

South Stream
In December 2014, Eni divested to Gazprom its 20% stake in South Stream Transport BV engaged in the economic feasibility, procurement and construction of the offshore section of the South Stream pipeline. Pursuant to the shareholders’ agreement, Eni exercised a put option of its stake whereby the Company will recover the capital invested to date in the project, determined in accordance with existing agreements.

Further assets divestments and non-strategic interests divestments related to:
-	the divestment of an 8% interest in Galp for a cash consideration of euro 824 million; and
-	the divestment of Eni’s 50% stake in EnBW Eni Verwaltungsgesellschaft (EEV), a joint venture which controls the companies Gasversorgung Süddeutschland (GVS) and Terranets BW operating in the gas marketing and transport, to the partner EnBW.

Eni also signed a preliminary agreement to divest its fuel marketing activities in Czech Republic, Slovakia and Romania, as well as the refinery capacity to supply the marketing network through a 32.445% interest in the joint refining asset Ceská Rafinérská as (CRC). The closing of the transaction is still pending.

Outlook

The Company is forecasting a moderate strengthening in global economic growth in 2015, driven by the United States. However, certain risks have the potential to mitigate this outlook: uncertainty remains around the strength of the Eurozone recovery, the extent of the slowdown of the Chinese economy and of other emerging economies, as well as financial stability. Oil prices are forecast to be significantly lower than the last year, due to an oversupplied global market. In the Exploration & Production segment, management will perform efficiency initiatives and investment optimization, while retaining a strong focus on project execution and time-to-market in order to cope with the negative impact of a lower oil price scenario. Looking at the Company’s other business segments exposed to the European economic outlook, Eni’s management anticipates challenging trading conditions reflecting structural headwinds due to weak commodity demand, oversupply/overcapacity and competitive pressure from more efficient producers. The fall of oil prices may only lessen the negative impact of such trends. The preservation of profitability in these sectors will leverage on the continued renegotiation of gas supply contracts, restructuring/reconversion of the production capacity tied to the oil cycle, cost efficiencies and margin optimization.

Management expects the following production and sales trends for Eni's businesses:
-	Production of liquids and natural gas: production is expected to increase compared to the previous year when excluding price effects on the Company PSAs, thanks to new field start-ups and the ramp-up of the projects launched in 2014, mainly in Angola, Congo, the United Kingdom, the United States and Norway;
-	Gas sales: excluding the impact of the divestment of Eni’s assets in Germany and the unusual weather conditions in 2014, natural gas sales are expected to remain stable compared to 2014. Management intends to leverage on marketing innovation, both in the wholesale and retail market, in order to mitigate competitive pressure in the market driven by oversupply, particularly in Italy;
-	Refining throughputs on Eni’s account: volumes are expected to be slightly higher than those processed in 2014 in order to capture short-term opportunities in the current scenario. The production of biofuels is foreseen to increase following an expected production ramp-up at the Venice refinery;
-	Retail sales of refined products in Italy and the Rest of Europe: retail sales are expected to remain stable compared to 2014. While we anticipate weak demand trends and strong competitive pressure, we plan to leverage on marketing initiatives to maintain the Company’s market share; and
-	Engineering & Construction: in spite of an anticipated challenging trading environment in the oilfield services sector due to lower crude prices, we forecast that the execution of recently-acquired projects will support operating results.

In the context of lower oil prices, in 2015, Eni’s management plans to implement capital project optimization and rescheduling which will reduce expenditure compared to the 2014 levels (euro 12.2 billion in capital expenditure and euro 0.4 billion in financial investments in 2014). These initiatives are estimated to have a limited impact on our production growth outlook in the near to medium term.

On March 13, 2015, Eni is hosting a strategy presentation to outline the Company’s targets and strategies for the 2015-2018 four-year plan, as well as the economic and financial outlook.

This press release has been prepared on a voluntary basis in accordance with the best practice on the marketplace. It provides data and information on the Company’s business and financial performance for the fourth quarter and the full year 2014 (unaudited).
Results and cash flow are presented for the fourth and third quarter of 2014, for the fourth quarter of 2013 and for the full year 2014 and 2013. Information on liquidity and capital resources relates to the end of the periods as of December 31 and September 30, 2014, and December 31, 2013. Statements presented in this press release are comparable with those presented in the management’s disclosure section of the Company’s annual report and interim report. Accounts set forth herein have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002 and do not differ from the accounting standards adopted in the preparation of our statutory consolidated annual report for the year ended December 31, 2013 and the semi-annual consolidated statutory report at and for the six months ended June 30, 2014.

With effect from January 1, 2014, Eni adopted, among others, the new accounting standards IFRS 10 "Consolidated Financial Statements", and IFRS 11 "Joint Arrangements" which were issued by the IASB in 2011 and were adopted by the European Commission on December 11, 2012 with Regulation No. 1254/2012. Therefore the comparative data presented in this press release has been restated as a result of the adoption of the above mentioned new accounting standards which were illustrated in the explanatory notes to the consolidated financial statements for the year 2013 filed with the Italian securities and exchange authorities on April 10, 2014. For a full disclosure about the impacts of the adoption of the new international accounting standards see the press release on Eni’s first quarter results of 2014, published on April 29, 2014 and interim report, published on August 1, 2014.

The following table sets out the main results of the comparative reporting periods presented in this press release including the full year results, which were restated following adoption of the new accounting standards.

(euro million)

	Fourth Quarter 2013	Full year 2013

	As reported	As restated	As reported	As restated
PROFIT AND LOSS ACCOUNT
Operating profit	260	248	8,856	8,888
of which:
G&P	(1,987)	(2,002)	(2,992)	(2,967)
R&M	(815)	(812)	(1,517)	(1,492)
Net income from investments	1,802	1,807	6,115	6,085
Net profit attributable to Eni's shareholders	(647)	(647)	5,160	5,160
BALANCE SHEET
Property, plant and equipment	62,506	63,763	62,506	63,763
Equity-accounted investments	3,934	3,153	3,934	3,153
Total assets	138,088	138,341	138,088	138,341
CASH FLOW STATEMENT
Net cash provided by operating activities	3,181	3,184	10,969	11,026
Net cash provided by investing activities	(3,988)	(3,971)	(10,943)	(10,981)
Net cash flow for the period	(728)	(765)	(2,477)	(2,505)

Non-GAAP financial measures and other performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided by recommendation CESR/05-178b.

Eni’s Chief Financial and Risk Management Officer, Massimo Mondazzi, in his position as manager responsible for the preparation of the Company’s financial reports, certifies that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records, pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998.

Disclaimer
This press release, in particular the statements under the section "Outlook", contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, buyback programs, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new oil and gas fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the fourth quarter of the year cannot be extrapolated on an annual basis.
The all sources reserve replacement ratio disclosed elsewhere in this press release is calculated as ratio of changes in proved reserves for the year resulting from revisions of previously reported reserves, improved recovery, extensions, discoveries and sales or purchases of minerals in place, to production for the year. A ratio higher than 100% indicates that more proved reserves were added than produced in a year. The Reserve Replacement Ratio is a measure used by management to indicate the extent to which production is replaced by proved oil and gas reserves. The Reserve Replacement Ratio is not an indicator of future production because the ultimate development and production of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructure, as well as changes in oil and gas prices, political risks and geological and other environmental risks.

* * *

Company Contacts
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

* * *

Eni
Società per Azioni Roma, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the fourth quarter and the full year 2014 (unaudited) is also available on the Eni web site eni.com.

Quarterly consolidated report Summary results for the fourth quarter and the full year 2014
(euro million)

Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	% Ch. IV Q. 14 vs. IV Q. 13	Full year 2013	Full year 2014	% Ch.

29,828	26,600	26,832	(10.0)	Net sales from operations	114,697	109,988	(4.1)
248	2,579	(535)	..	Operating profit	8,888	7,945	(10.6)
385	190	1,255		Exclusion of inventory holding (gains) losses	716	1,460
2,874	263	1,601		Exclusion of special items	3,046	2,167

3,507	3,032	2,321	(33.8)	Adjusted operating profit	12,650	11,572	(8.5)

				Breakdown by segment:
3,320	3,088	2,032	(38.8)	Exploration & Production	14,643	11,551	(21.1)
341	(109)	108	(68.3)	Gas & Power	(638)	310	..
(92)	39	192	..	Refining & Marketing	(457)	(211)	53.8
(130)	(98)	(66)	49.2	Versalis	(386)	(346)	10.4
155	155	31	(80.0)	Engineering & Construction	(99)	479	..
(51)	(42)	(48)	5.9	Other activities	(210)	(178)	15.2
(82)	(65)	(60)	26.8	Corporate and financial companies	(332)	(264)	20.5
46	64	132		Impact of unrealized intragroup profit elimination and other consolidation adjustments (a)	129	231
(260)	(166)	(223)		Net finance (expense) income (b)	(830)	(862)
132	107	(287)		Net income from investments (b)	786	301
(2,051)	(1,766)	(1,372)		Income taxes (b)	(8,382)	(7,212)
60.7	59.4	75.8		Tax rate (%)	66.5	65.5

1,328	1,207	439	(66.9)	Adjusted net profit	4,224	3,799	(10.1)

(647)	1,714	(2,342)	..	Net profit attributable to Eni’s shareholders	5,160	1,333	(74.2)
229	133	864		Exclusion of inventory holding (gains) losses	438	1,008
1,706	(678)	1,942		Exclusion of special items	(1,168)	1,366

1,288	1,169	464	(64.0)	Adjusted net profit attributable to Eni’s shareholders	4,430	3,707	(16.3)

				Net profit attributable to Eni’s shareholders
(0.18)	0.48	(0.65)	..	per share (euro)	1.42	0.37	(73.9)
(0.49)	1.27	(1.62)	..	per ADR ($)	3.77	0.98	(74.0)
				Adjusted net profit attributable to Eni’s shareholders
0.36	0.32	0.13	(63.9)	per share (euro)	1.22	1.03	(15.6)
0.98	0.85	0.32	(67.3)	per ADR ($)	3.24	2.74	(15.4)
3,622.8	3,608.3	3,603.4		Weighted average number of outstanding shares (c)	3,622.8	3,610.4
3,184	3,984	5,365	68.5	Net cash provided by operating activities	11,026	15,089	36.8

3,789	3,083	3,633	(4.1)	Capital expenditure	12,800	12,240	(4.4)

(a) Unrealized intragroup profit elimination mainly pertained to intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of the end of the period.
(b) Excluding special items.
(c) Fully diluted (million shares).

Trading environment indicators

Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	% Ch. IV Q. 14 vs. IV Q. 13	Full year 2013	Full year 2014	% Ch.

109.27	101.85	76.27	(30.2)	Average price of Brent dated crude oil (a)	108.66	98.99	(8.9)
1.361	1.325	1.249	(8.2)	Average EUR/USD exchange rate (b)	1.328	1.329	0.1
80.29	76.87	61.06	(24.0)	Average price in euro of Brent dated crude oil	81.82	74.48	(9.0)
0.96	4.39	4.97	..	Standard Eni Refining Margin (SERM) (c)	2.43	3.21	32.1
10.93	7.03	8.37	(23.4)	Price of NBP gas (d)	10.63	8.22	(22.7)
0.2	0.2	0.1	(50.0)	Euribor - three-month euro rate (%)	0.2	0.2
0.2	0.2	0.2		Libor - three-month dollar rate (%)	0.3	0.2	(33.3)

(a) In USD dollars per barrel. Source: Platt’s Oilgram.
(b) Source: ECB.
(c) In USD per barrel. Source: Eni calculations. Approximates the margin of Eni's refining system in consideration of material balances and refineries' product yields.
(d) In USD per million BTU (British Thermal Unit). Source: Platt’s Oilgram.

Group results

Reported
In the fourth quarter of 2014, Eni reported an operating loss of euro 535 million and a net loss of euro 2,342 million, compared to an operating profit of euro 248 million and a net loss of euro 647 million in the same period of the previous year. This loss reflected a continuing deterioration in the energy conditions characterized by sharply lower Brent prices which significantly reduced revenues in the Exploration & Production segment.
Furthermore, the results for the fourth quarter of 2014 recognized charges of euro 2,806 million relating to the alignment of crude oil and products inventories to current market prices and asset impairments driven by a lower price environment in the near to medium term impacting the recoverable amounts of oil&gas properties and of rigs and construction vessels in Saipem, as well as the write-off of deferred tax assets of Italian subsidiaries (euro 976 million) due to the projections of lower future taxable profit (euro 500 million) and the above mentioned prospective abrogation of an Italian windfall tax (euro 476 million).
When comparing quarterly results, it is worth mentioning that the fourth quarter of 2014 was influenced by a loss on the fair-valued interests in Galp and Snam (euro 375 million compared to a gain of euro 67 million in the same period of the previous year) while the fourth quarter 2013 recognized the fair-value revaluation of Eni’s stake in the joint venture Artic Russia (euro 1,682 million) following the sale agreement with Gazprom closed in January 2014. The fourth quarter of 2013 was also impacted by extraordinary charges and an inventory holding loss for a cumulative euro 3,617 million net of the tax effect.

In the full year 2014, net profit attributable to Eni’s shareholders amounted to euro 1,333 million, down by euro 3,827 million, or 74.2% from 2013, due to the same industrial trends and extraordinary transactions and charges described in the quarterly disclosure, and to the circumstance that 2013 results recognized gains related to the divestment of a 20% stake in the Mozambique discovery and to the revaluation of Eni’s interest in Artic Russia (for a total amount of euro 4,676 million). These negatives were offset by the benefits deriving from steps taken by the Company in terms of restructuring and contract renegotiation in the Gas & Power, Refining & Marketing and Versalis segments. The overall underlying improvement of those sectors amounted to euro 1,234 million. Additionally, 2014 results were helped by the recognition of a euro 824 million tax gain due to the settlement of a tax dispute with the Italian fiscal Authorities regarding how to determine a tax surcharge of 4% due by the parent company Eni SpA as provided by Law No. 7/2009 (the so-called Libyan tax), since 2009.

Adjusted
Adjusted operating profit for the fourth quarter of 2014 amounted to euro 2,321 million, down by 33.8% from the same period of the previous year (euro 11,572 million, down by 8.5% on a yearly basis).
Adjusted net profit attributable to Eni’s shareholders was euro 464 million in the fourth quarter of 2014, down by euro 824 million from the corresponding period of the previous year (down 64%), of which euro 375 million related to a loss on the fair-valued interest in Galp and Snam (compared to a gain of euro 67 million accrued in the fourth quarter of 2013). Adjusted net profit was calculated by excluding an inventory holding loss of euro 864 million and special charges of euro 1,942 million, with a positive adjustment of euro 2,806 million, net of tax.
In 2014, adjusted net profit attributable to Eni’s shareholders of euro 3,707 million decreased by 16.3% and excludes an inventory holding loss of euro 1,008 million and special charges of euro 1,366 million, net of tax, with a positive adjustment of euro 2,374 million.

Special charges of euro 1,601 million and euro 2,167 million were excluded from the adjusted operating profit in the fourth quarter and the full year 2014, respectively. These amounts mainly related to impairments of: (i) oil&gas properties mainly driven by the impact of a lower price environment in the near to medium term (euro 509 million in the quarter; euro 692 million in the year); (ii) rigs and construction vessels of Saipem (euro 420 million) reflecting expected reduced utilization rates driven by the outlook of low crude prices; (iii) the retail networks in the Czech Republic and Slovakia to align their book value to the expected sale price, net of a write-up of Eni’s interest in the refining joint venture that currently supplies the divested networks; and (iv) investments made for compliance and stay-in-business purposes which were completely written-off as they related to certain Cash Generating Units that were impaired in previous reporting periods and confirmed to lack any prospect of profitability (euro 66 million in the quarter; euro 196 million in the year).
Other special charges related to: (i) the effects of fair-value evaluation of certain commodity derivatives contracts not meeting the formal criteria to be accounted as hedges under IFRS (charges of euro 264 million in the fourth quarter of 2014); (ii) environmental provisions and provisions for redundancy incentives (euro 93 million and euro 188 million for the quarter and the full year, respectively); and (iii) exchange rate differences and exchange rate derivative instruments reclassified as operating items (gains of euro 24 million and losses of euro 229 million, in the quarter and the full year, respectively).

Non-operating special items of 2014 excluded from the adjusted results mainly comprised the negative fair-value evaluation of certain exchange rate derivatives to hedge Saipem future exposure on acquired contracts for the part yet to be executed (euro 468 million)8. Special items on income taxes related to tax effects of special gains/charges, the write-off of deferred tax assets of Italian subsidiaries which were assessed to be no more recoverable due to the projections of lower future taxable profit (euro 500 million) and due to the above mentioned prospective abrogation of an Italian windfall tax (euro 476 million) whose effects were partly offset by tax gain relating to the Libyan tax (euro 824 million).

__________________

(8)	Results of the comparative reporting periods have been adjusted accordingly.

Results by business segment

The decrease in the Group’s adjusted net profit reported in the fourth quarter of 2014 reflected lower adjusted operating results recorded by the Exploration & Production segment due to falling Brent prices, the Gas & Power segment as the fourth quarter of 2013 benefited from the one-off effects of gas supply contracts renegotiation, as well as lower performance of Eni’s subsidiary Saipem. On a yearly basis, significant improvements were reported by the Gas & Power segment due to a restored competitiveness following the renegotiation of the long-term gas supply portfolio, by the Refining & Marketing and Saipem, which in 2013 incurred exceptional project losses. These positives were more than offset by lower performance of the Exploration & Production segment.

Exploration & Production
In the fourth quarter of 2014, the Exploration & Production segment reported a 38.8% decrease in adjusted operating profit to euro 2,032 million. This result reflected reduced oil and gas realizations in dollar terms (down 28.5% on average) driven by lower marker Brent prices (down 30.2%) and the weakness of the gas market, mainly in Europe. For the full year, the adjusted operating profit was euro 11,551 million, a decrease of 21.1%. In addition to lower hydrocarbon prices (down 8.9% on average), this reflected higher depreciation charges taken in connection with the start-up of new fields mainly in the second half of 2013, achieving full ramp-up in the course of 2014.
Adjusted net profit of euro 736 million decreased by 37.9% (down 25.6% in the full year) due to a reduced operating performance. The adjusted tax rate increased by approximately 2 percentage points in the year due to a larger share of taxable profit reported in Countries with higher taxations.

Gas & Power
In the fourth quarter of 2014, the Gas & Power segment reported an adjusted operating profit of euro 108 million (euro 341 million in the same quarter of the previous year). The decline from the 2013 quarterly result reflects the circumstance that the fourth quarter of 2013 included the one-off effects relating to the purchase costs of volumes supplied in previous reporting periods due to contracts renegotiation, to a greater extent than in the fourth quarter of 2014. Adjusted net profit amounted to euro 56 million, declining by euro 183 million from the fourth quarter of 2013. For the full year, adjusted net profit grew by euro 443 million, reflecting an adjusted operating profit of euro 310 million (compared to an adjusted operating loss of euro 638 million in 2013). The 2014 results were driven by better competitiveness due to the renegotiation of a substantial portion of the long-term gas supply portfolio, including one-off effects related to the purchase costs of volumes supplied in previous reporting periods which was larger than in the full year 2013. These positive effects were partially offset by declining gas and power prices against the backdrop of continuing weak demand and strong competitive pressure.

Refining & Marketing
In the fourth quarter of 2014, the Refining & Marketing segment recorded an adjusted operating profit of euro 192 million, which compares favorably to an adjusted operating loss of euro 92 million in the same quarter of the previous year. This improvement was driven by a recovery in refining margins, in spite of structural headwinds particularly in the Mediterranean Area, as well as by efficiency initiatives and asset optimizations, including the start of the Green Refinery project in Venice and the shutdown of certain unprofitable lines at current market conditions. Adjusted net profit for the quarter was euro 132 million, increasing by euro 136 million from a net loss of euro 4 million reported in the same quarter of 2013. For the full year, the Refining & Marketing segment reported half-sized operating losses of euro 211 million compared to 2013. This trend benefited from the remarkable margin recovery of the fourth quarter 2014 and continued progress in the turnaround program. In 2014, adjusted net loss decreased by 35.3% from 2013.

Engineering & Construction
In the fourth quarter of 2014, the Engineering & Construction segment reported an adjusted operating profit of euro 31 million, down by euro 124 million from the fourth quarter of the previous year, due to the revision of margin estimates of certain projects acquired in previous reporting periods. For the full year, the improvement of euro 578 million from 2013 reflected extraordinary losses incurred in 2013 driven by changed estimates at long-term contracts acquired in previous reporting years. In the fourth quarter of 2014 the Engineering & Construction segment reported a net loss of euro 5 million. Results for the full year 2014 showed euro 562 million of improvement.

Versalis
In the fourth quarter of 2014, Versalis halved the adjusted operating loss to euro 66 million compared to the same quarter of the previous year, benefiting from the recovery in margins, mainly in intermediates and polyethylene, against the backdrop of continued weakness in commodity demand and increasing competition from non-EU producers. Results reflected efficiency initiatives and restructuring programs, mainly relating to the start-up of the Porto Torres green chemical project and the shut-down of certain unprofitable production units. Adjusted net loss of euro 58 million decreased by euro 58 million due to a better operating performance. In 2014, adjusted operating loss of euro 346 million decreased by euro 40 million, or 10.4%, on the back of grave conditions in the first months of the year. Adjusted net loss decreased by 18% from the previous year.

Summarized Group Balance Sheet[9]
(euro million)

Dec. 31, 2013	Sept. 30, 2014	Dec. 31, 2014	Change vs. Dec. 31, 2013	Change vs. Sept. 30, 2014

Fixed assets
Property, plant and equipment	63,763	70,099	71,955	8,192	1,856
Inventories - Compulsory stock	2,573	2,347	1,582	(991)	(765)
Intangible assets	3,876	3,656	3,645	(231)	(11)
Equity-accounted investments and other investments	6,180	5,769	5,129	(1,051)	(640)
Receivables and securities held for operating purposes	1,339	1,823	1,861	522	38
Net payables related to capital expenditure	(1,255)	(1,462)	(1,971)	(716)	(509)

	76,476	82,232	82,201	5,725	(31)
Net working capital
Inventories	7,939	8,793	7,564	(375)	(1,229)
Trade receivables	21,212	18,763	19,715	(1,497)	952
Trade payables	(15,584)	(13,660)	(15,027)	557	(1,367)
Tax payables and provisions for net deferred tax liabilities	(3,062)	(2,775)	(1,848)	1,214	927
Provisions	(13,120)	(14,803)	(15,866)	(2,746)	(1,063)
Other current assets and liabilities	1,274	2,397	242	(1,032)	(2,155)

	(1,341)	(1,285)	(5,220)	(3,879)	(3,935)
Provisions for employee post-retirement benefits	(1,279)	(1,348)	(1,313)	(34)	35
Assets held for sale including related liabilities	2,156	262	291	(1,865)	29

CAPITAL EMPLOYED, NET	76,012	79,861	75,959	(53)	(3,902)

Eni shareholders’ equity	58,210	61,351	59,795	1,585	(1,556)
Non-controlling interest	2,839	2,673	2,455	(384)	(218)
Shareholders’ equity	61,049	64,024	62,250	1,201	(1,774)
Net borrowings	14,963	15,837	13,709	(1,254)	(2,128)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	76,012	79,861	75,959	(53)	(3,902)

Leverage	0.25	0.25	0.22	(0.03)	(0.03)

The summarized group balance sheet was affected by a sharp movement in the EUR/USD exchange rate which determined an increase in net capital employed, net borrowings and total equity of euro 5,147 million, euro 139 million and euro 5,008 million, respectively following translation of the financial statements of US-denominated subsidiaries reflecting a 12% appreciation of the US dollar (1 EUR = 1.214 USD at December 31, 2014 compared to 1.379 at December 31, 2013).

Fixed assets amounted to euro 82,201 million, representing an increase of euro 5,725 million from December 31, 2013. The increase was attributable to favorable currency movements, capital expenditure (euro 12,240 million), upward revisions of the previous decommissioning provisions in the Exploration & Production segment mainly combine with a benign interest rate environment allowing an increase of euro 2,113 million. These increases were partly offset by the depreciation, depletion, amortization and impairment charges (euro 11,499 million), the reduction in the line item "Equity-accounted investments and other investments" (down euro 1,051 million) due to the divestment of Eni’s interest in Galp and the fair value evaluation of the residual interest, the sale of other interests (South Stream and EnBw), as well as the decrease in the compulsory inventories reflecting lower commodity prices (euro 991 million).

Net working capital (negative euro 5,220 million) reported a decrease of euro 3,879 million. This reflected lower "other current assets, net" (down euro 1,032 million) following the reduction of net receivables vs. joint venture partners in the Exploration & Production segment, and decreased deferred costs related to pre-paid gas volumes provided by take-or-pay obligations due to volume make-up in the year as a result of contract renegotiations. Also lower inventories of crude oil and products (down euro 375 million) were recorded due to the alignment to current prices. The balance of trade receivables and trade payables declined by euro 940 million

__________________

(9)	The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

mainly in the Exploration & Production segment. Finally, lower tax payables and provisions for deferred taxes were recorded due to the recognition of the above mentioned tax gain on Libyan tax by the parent company Eni SpA, net of the amount already collected in the fourth quarter, and as taxes paid were larger than those accrued in the full year due to a lowered taxable profit. These were partly offset by the write-off of deferred tax assets of Italian subsidiaries for euro 946 million.

Net assets held for sale including related liabilities (euro 291 million) mainly included the fair value of the networks for marketing fuels in the Czech Republic, Slovakia and Romania, and the associated interest of refining capacity.

Shareholders’ equity including non-controlling interest was euro 62,250 million, representing an increase of euro 1,201 million from December 31, 2013. This was due to comprehensive income for the year (euro 5,642 million) as a result of net profit (euro 892 million), positive foreign currency effects (euro 5,008 million), net of negative changes in the cash flow hedge reserve (euro 164 million), and of the reversal of the fair-value reserve recorded in equity on Galp interest due to the divestment. This addition to equity was partly offset by dividend payments to Eni’s shareholders and other changes of euro 4,441 million (dividend to Eni’s shareholders of euro 4,006 million, of which euro 2,020 million related to the interim dividend for fiscal year 2014, share repurchases amounting to euro 380 million and dividends paid to non-controlling interest).

Summarized Group Cash Flow Statement[10]
(euro million)

Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	Full year 2013	Full year 2014	Change

(588)	1,596	(2,622)	Net profit	4,959	892	(4,067)
			Adjustments to reconcile net profit to cash provided by operating activities:
2,948	2,608	4,578	- depreciation, depletion and amortization and other non-monetary items	9,723	12,124	2,401
(266)	(86)	11	- net gains on disposal of assets	(3,770)	(95)	3,675
2,483	791	1,637	- dividends, interest, taxes and other changes	9,174	6,641	(2,533)
906	1,069	3,724	Changes in working capital related to operations	456	3,104	2,648
(2,299)	(1,994)	(1,963)	Dividends received, taxes paid, interest (paid) received	(9,516)	(7,577)	1,939

3,184	3,984	5,365	Net cash provided by operating activities	11,026	15,089	4,063
(3,789)	(3,083)	(3,633)	Capital expenditure	(12,800)	(12,240)	560
(101)	(91)	(124)	Investments and purchase of consolidated subsidiaries and businesses	(317)	(408)	(91)
350	217	453	Disposals	6,360	3,684	(2,676)
(51)	44	482	Other cash flow related to capital expenditure, investments and disposals	(243)	435	678

(407)	1,071	2,543	Free cash flow	4,026	6,560	2,534
(380)	60	(510)	Borrowings (repayment) of debt related to financing activities	(3,981)	(414)	3,567
31	(143)	(834)	Changes in short and long-term financial debt	1,715	(629)	(2,344)
	(2,075)	(124)	Dividends paid and changes in non-controlling interest and reserves	(4,225)	(4,434)	(209)
(9)	40	43	Effect of changes in consolidation and exchange differences	(40)	75	115

(765)	(1,047)	1,118	NET CASH FLOW	(2,505)	1,158	3,663

Change in net borrowings
(euro million)

Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	Full year 2013	Full year 2014	Change

(407)	1,071	2,543	Free cash flow	4,026	6,560	2,534
(15)			Net borrowings of acquired companies	(21)	(19)	2
			Net borrowings of divested companies	(23)		23
146	(232)	(291)	Exchange differences on net borrowings and other changes	349	(853)	(1,202)
	(2,075)	(124)	Dividends paid and changes in non-controlling interest and reserves	(4,225)	(4,434)	(209)
(276)	(1,236)	2,128	CHANGE IN NET BORROWINGS	106	1,254	1,148

In 2014, net cash provided by operating activities amounted to euro 15,089 million, as it was supported by a reduction of working capital in Exploration & Production, Gas & Power mainly due to a reduction in cash advances related to the take-or-pay clause in gas long-term supply contracts, as well as in Saipem. Proceeds from disposals were euro 3,684 million and mainly related to the divestment of Eni’s share in Artic Russia (euro 2,160 million), an 8% interest in Galp Energia (euro 824 million), Eni’s interest in the EnBW joint venture in Germany, as well as the divestment of Eni’s stake in the South Stream project. These cash inflows funded cash outlays relating to capital expenditure totaling euro 12,240 million and dividend payments, share repurchases and other changes amounting to euro 4,434 million (including euro 2,020 million related to the 2014 interim dividend paid to Eni’s shareholders and euro 380 million of share repurchases), reducing the Group’s net debt from December 31, 2013 by euro 1,254 million. Net cash provided by operating activities was negatively affected by lower receivables due beyond the end of the reporting period, being transferred to financing institutions compared to the amount transferred at the end of the previous reporting period (down by euro 961 million from December 31, 2013).
In the fourth quarter of 2014, net cash provided by operating activities of euro 5,365 million (up 25.7% and 68.5% from the third quarter of 2014 and the fourth quarter of 2014, respectively) reported a robust performance mainly in the Exploration & Production and the Gas & Power businesses.

__________________

(10)	Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; and (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Other information

Eni SpA parent company preliminary accounts for 2014
Eni’s Board of Directors also reviewed Eni SpA’s preliminary results for 2014 prepared in accordance with IFRSs.
Net profit for the full year was euro 4,485 million (euro 4,414 million in 2013). The increase of euro 71 million was mainly due to a better operating performance due to restructuring initiatives and the renegotiation of supply contracts in the Gas & Power Division, partly offset by a continued deterioration in the energy scenario which significantly reduced revenues in the Exploration & Production Division, as well as the alignment of crude oil and products inventories to current market prices.
Results were also influenced by lower income taxes reflecting the recognition of a euro 824 million tax gain due to the settlement of a tax dispute with the Italian fiscal Authorities regarding how to determine a tax surcharge of 4% due by the parent company Eni SpA as provided by Law No. 7/2009 (the so-called Libyan tax), since 2009 partly offset by the write off of deferred tax assets due to the projection of lower future taxable profit and of deferred tax assets accrued on a windfall tax levied on energy companies (the so-called Robin Tax) provided by Article 81 of the Legislative Decree No. 112/2008 which were assessed to be no more recoverable as, on February 11, 2015, an Italian Court stated the illegitimacy of this tax. For the first time, a sentence states the illegitimacy of a tax rule prospectively, denying any reimbursement right. The effect was considered to be an adjusting event of 2014 results, on the basis of the best review of the matter currently available, considering the recent pronouncement of the sentence. These effects were partly offset by lower income from investments.

Article No. 36 of Italian regulatory exchanges (Consob Resolution No. 16191/2007 and subsequent amendments)

Continuing listing standards about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries.
Certain provisions have been enacted to regulate continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the consolidated financial statements of the parent company. Regarding the afore mentioned provisions, as of December 31, 2014, ten of Eni’s subsidiaries: Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Burren Energy (Congo) Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc and Eni Canada Holding Ltd – fall within the scope of the new continuing listing standards. Eni has already adopted adequate procedures to ensure full compliance with the new regulations.

Financial and operating information by division for the fourth quarter and the full year 2014 is provided in the following pages.

Exploration & Production

Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	% Ch. IV Q. 14 vs. IV Q. 13	Full year 2013	Full year 2014	% Ch.

RESULTS	(euro million)
7,585	7,285	6,401	(15.6)	Net sales from operations		31,264	28,488	(8.9)
3,499	3,072	1,473	(57.9)	Operating profit		14,868	10,766	(27.6)
(179)	16	559		Exclusion of special items:		(225)	785
(22)	(4)	509		- asset impairments		19	692
(197)		(78)		- gains on disposal of assets		(283)	(76)
7				- risk provisions		7	(5)
42	1	3		- provision for redundancy incentives		52	24
(1)	1	(31)		- commodity derivatives		(2)	(28)
(2)	15	(16)		- exchange rate differences and derivatives		(2)	6
(6)	3	172		- other		(16)	172
3,320	3,088	2,032	(38.8)	Adjusted operating profit		14,643	11,551	(21.1)
(71)	(87)	(64)		Net financial income (expense) (a)		(264)	(285)
52	92	85		Net income (expense) from investments (a)		367	323
(2,115)	(1,869)	(1,317)		Income taxes (a)		8,796	(7,165)
64.1	60.4	64.2		Tax rate (%)		59.7	61.8
1,186	1,224	736	(37.9)	Adjusted net profit		,950	4,424	(25.6)

				Results also include:
2,046	2,018	2,884	41.0	- amortization and depreciation		7,829	9,163	17.0
				of which:
420	352	421	0.2	exploration expenditure		1,736	1,589	(8.5)
313	275	288	(8.0)	- amortization of exploratory drilling - expenditures and other		1,373	1,221	(11.1)
107	77	133	24.3	- amortization of geological and - geophysical exploration expenses		363	368	1.4
3,045	2,712	3,124	2.6	Capital expenditure		10,475	10,524	0.5
				of which:
367	287	414	12.8	- exploratory expenditure (b)		1,669	1,398	(16.2)

				Production (c) (d)
816	812	868	6.4	Liquids (e)	(kbbl/d)	833	828	(0.6)
4,177	4,197	4,284	2.5	Natural gas	(mmcf/d)	4,320	4,224	(1.6)
1,577	1,576	1,648	4.5	Total hydrocarbons	(kboe/d)	1,619	1,598	(1.3)

				Average realizations
101.00	92.61	66.44	(34.2)	Liquids (e)	($/bbl)	99.44	88.71	(10.8)
7.26	6.49	6.65	(8.4)	Natural gas	($/kcf)	7.26	6.87	(5.4)
74.73	66.39	53.45	(28.5)	Total hydrocarbons	($/boe)	71.87	65.49	(8.9)

				Average oil market prices
109.27	101.85	76.27	(30.2)	Brent dated	($/bbl)	108.66	98.99	(8.9)
80.29	76.87	61.06	(24.0)	Brent dated	(euro/bbl)	81.82	74.48	(9.0)
97.38	97.48	73.41	(24.6)	West Texas Intermediate	($/bbl)	97.90	93.17	(4.8)
3.85	3.94	3.77	(2.1)	Gas Henry Hub	($/mmbtu)	3.73	4.36	16.9

(a) Excluding special items.
(b) Includes exploration licenses, acquisition costs and exploration bonuses.
(c) Supplementary operating data is provided on page 43.
(d) Includes Eni’s share of production of equity-accounted entities.
(e) Includes condensates.

Results

In the fourth quarter of 2014, the Exploration & Production segment reported an adjusted operating profit of euro 2,032 million, representing a decrease of euro 1,288 million, or 38.8% from the fourth quarter of 2013. This result was driven by lower oil and gas realizations in dollar terms (down by 34.2% and 8.4%, respectively), reflecting trends in the marker Brent (down 30.2%) and lower gas prices in Europe, while being only partially offset by a favorable exchange rate environment.

In the quarter special charges determined a positive adjustment of euro 559 million (euro 785 million in the full year) mainly relating to: (i) impairments of oil&gas properties following the impact of a lower price scenario in the short and medium term (euro 509 million in the quarter; euro 692 million on a yearly basis); (ii) gains on disposals of non-strategic assets (euro 78 million in the quarter); (iii) exchange rate differences and exchange rate derivative instruments reclassified as operating items (loss of euro 16 million and a gain of euro 6 million, for the quarter and the full year, respectively); (iv) fair value of certain non hedging commodity derivatives, including the ineffective portion of cash flow hedges and certain derivatives of financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production segment (gain of euro 31 million and euro 28 million, for the quarter and the full year, respectively); and (v) other charges of euro 172 million, referring in particular to the derecognition of the carrying amount of an industrial equipment not in use.

Adjusted net profit amounting to euro 736 million decreased by euro 450 million, or 37.9% from the fourth quarter of 2013, reflecting mainly a reduced operating performance.

In 2014, the Exploration & Production segment reported an adjusted operating profit of euro 11,551 million, down by euro 3,092 million, or 21.1% from 2013. This result reflected lower hydrocarbon realizations in dollar terms (down 8.9% on average) and higher depreciation charges taken in connection with the start-up of new fields mainly in the second half of 2013 which achieved full ramp-up in 2014.

Adjusted net profit amounted to euro 4,424 million, decreasing by euro 1,526 million, or 25.6% from 2013, due to lower operating performance, lower income from equity-accounted entities, as well as an increased adjusted tax rate (up by approximately 2 percentage points) due to a higher share of taxable profit earned by subsidiaries subject to a higher tax rate.

Operating review

In the fourth quarter of 2014, Eni’s hydrocarbon production was 1.648 million boe/d, 6.7% higher compared to the fourth quarter of 2013 on a homogeneous basis (i.e. excluding the impact of the divestment of Eni’s interest in Siberian assets). On the same basis, hydrocarbon production for the full year 2014 was up 0.6% at 1.598 million boe/d, compared to the previous year. Mature fields’ declines were more than offset by production increases in the United Kingdom, Algeria, the United States and Angola. The share of oil and natural gas produced outside Italy was 89% in the quarter (88% in the fourth quarter 2013) and in the full year, (unchanged compared with 2013).

Liquids production (868 kbbl/d) increased by 52 kbbl/d, or 6.4% from the fourth quarter of 2013; down by 0.6% in the full year to 828 kbbl/d, with major increases mainly in the United Kingdom, Algeria, the United States and Angola.

Natural gas production for the fourth quarter of 2014 was 4,284 mmcf/d, increasing by 107 mmcf/d (up 2.5%; down 1.6% in the full year to 4,224 mmcf/d). The mature field declines were more than offset by the contribution of new field start-ups and ramp-ups.

Estimated net proved reserves (preliminary date)

Full year 2013	Full year 2014	% Ch.

Estimated net proved reserves (a)
Liquids	(mmbl)	3,227	3,226	(0.0)
Natural Gas	(bcf)	18,168	18,545	2.1
Hydrocarbons	(mmboe)	6,535	6,602	1.0
of which:
- Italy		499	503	0.8
- Outside Italy		6,036	6,099	1.0
Estimated net proved developed reserves
Liquids	(mmbl)	1,866	1,893	1.4
Natural Gas	(bcf)	8,576	8,462	(1.2)
Hydrocarbons	(mmboe)	3,427	3,433	0.2

(a) Includes Eni’s share of proved reserves of equity-accounted entities.

Movements in Eni’s 2014 estimated proved reserves were as follows:

(mmboe)

Estimated net proved reserves at December 31, 2013			6,535
Extensions, discoveries and other additions, revisions of previous estimates and improved recovery			654
of which:
Price effect		33
Portfolio			(4)
Production of the year			(583)

Estimated net proved reserves at December 31, 2014			6,602

Reserves replacement ratio, organic	(%)		112

In 2014, net additions to proved reserves pertaining to discoveries, extensions, improved recovery, revisions of previous estimates were 654 mmboe. These increases compared to production of the year yielded an organic reserve replacement ratio of 112%.
Price effects were negligible, leading to an upward revision of 33 mmboe, due to a lowered Brent price used in the reserves estimation process down to $101 per barrel in 2014 compared to $108 per barrel in 2013.
Sales of mineral-in-place mainly related to the divestment of certain assets in Nigeria (7 mmboe) and in the United Kingdom (1 mmboe).
Acquisitions referred mainly to the increase in Eni’s interest in certain assets in the United Kingdom (up 4 mmboe).
The reserves life index was 11.3 years (11.1 years in 2013).
The Company will provide additional details relating to its 2014 reserves activity in its regular annual filing with the Italian market Authorities and the US SEC.

Gas & Power

Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	% Ch. IV Q. 14 vs. IV Q. 13	Full year 2013	Full year 2014	% Ch.

RESULTS	(euro million)
8,721	5,533	7,935	(9.0)	Net sales from operations		32,212	28,250	(12.3)
(2,002)	(352)	(115)	94.3	Operating profit		(2,967)	186	..
202	28	(40)		Exclusion of inventory holding (gains) losses		191	(119)
2,141	215	263		Exclusion of special items:		2,138	243
(1)				- environmental charges		(1)
1,685		24		- asset impairments		1,685	25
1				- gains on disposal of assets		1
374		(42)		- risk provisions		292	(42)
9	1	9		- provision for redundancy incentives		10	11
96	24	216		- commodity derivatives		314	(43)
(31)	190	27		- exchange rate differences and derivatives		(186)	228
8		29		- other		23	64
341	(109)	108	..	Adjusted operating profit		(638)	310	..
297	(152)	75	..	Marketing		(818)	155	..
44	43	33	(25.0)	International transport		180	155	(13.9)
2	2	1		Net finance income (expense) (a)		14	7
3	2	12		Net income from investments (a)		70	49
(107)	42	(65)		Income taxes (a)		301	(176)
30.9	..	53.7		Tax rate (%)		..	48.1
239	(63)	56	(76.6)	Adjusted net profit		(253)	190	..
83	36	61	(26.5)	Capital expenditure		229	172	(24.9)

				Natural gas sales (b)	(bcm)
10.70	7.24	8.35	(22.0)	Italy		35.86	34.04	(5.1)
14.86	12.38	15.35	3.3	International sales		57.31	55.13	(3.8)
12.70	10.14	13.11	3.2	- Rest of Europe		47.35	46.22	(2.4)
1.47	1.53	1.40	(4.8)	- Extra European markets		7.35	5.85	(20.4)
0.69	0.71	0.84	21.7	- E&P sales in Europe and in the Gulf of Mexico		2.61	3.06	17.2
25.56	19.62	23.70	(7.3)	WORLDWIDE GAS SALES		93.17	89.17	(4.3)
				of which:
23.03	18.23	22.06	(4.2)	- Sales of consolidated subsidiaries		83.60	81.73	(2.2)
1.84	0.68	0.80	(56.5)	- Eni’s share of sales of natural gas of affiliates		6.96	4.38	(37.1)
0.69	0.71	0.84	21.7	- E&P sales in Europe and in the Gulf of Mexico		2.61	3.06	17.2
8.75	8.26	9.32	6.5	Electricity sales	(TWh)	35.05	33.58	(4.2)

(a) Excluding special items.
(b) Supplementary operating data is provided on page 44.

Results

In the fourth quarter of 2014, the Gas & Power segment reported an adjusted operating profit of euro 108 million, euro 233 million less compared to euro 341 million profit registered in the corresponding period of 2013. This result reflects the fact that the fourth quarter of 2013 included the one-off effects of contracts renegotiation relating to the purchase cost of volumes supplied in previous reporting periods, to a greater extent than the fourth quarter of 2014. The fourth quarter result was impacted by a weak market due to declining demand, also penalized by mild weather conditions, and competitive pressure. However, these negatives were absorbed by the improved competitiveness of the business due to the completion of almost all of the planned contract renegotiations.

Adjusted operating profit for the quarter was calculated by including a positive adjustment of euro 263 million (euro 243 million in the full year), which comprises special charges of euro 216 million (special gains of euro 43 million in the full year) relating to fair-valued commodity derivatives and the correlated exchange rate derivatives lacking the formal requisites to be accounted as hedges under IFRS, as well as exchange rate differences and derivatives that are reclassified into the adjusted operating profit and relate to exchange rate exposure in pricing formulas and exposure on trade payables (gains of euro 27 million and euro 228 million in the fourth quarter and the full year, respectively), as well as minor impairments charges (euro 24 million and euro 25 million in the fourth quarter and the full year, respectively).
In the fourth quarter of 2014, adjusted net profit amounted to euro 56 million. This represented a decrease of euro 183 million compared with a euro 239 million adjusted net profit reported in the same period of the previous year. This reflected lower operating performance as described above, which was partially offset by better results from equity-accounted entities.

In 2014, the Gas & Power segment reported an adjusted operating profit of euro 310 million reversing the prior year’s loss of euro 638 million (up euro 948 million) reflecting the benefits of the renegotiations finalized in 2013 and 2014, of a substantial portion of gas supply portfolio, including one-off adjustments relating to the purchase costs of volumes supplied in previous reporting periods which was larger than in the full year 2013. The result also reflected a positive contribution of international LNG sales. These positives were partially offset by a continued decline in sale prices of gas and electricity, driven by weak demand and continuing competitive pressure, exacerbated by oversupply and market liquidity as well as different tariff regime for supplying gas to the residential regulated market.

Adjusted net profit of 2014 amounted to euro 190 million, up by euro 443 million reported in 2013. This reflected better operating performance, partially offset by lower results from equity-accounted entities.

Operating review

In the fourth quarter of 2014, Eni’s natural gas sales were 23.70 bcm, down by 7.3% from the same period of the previous year.
Sales in Italy decreased by 22% to 8.35 bcm driven by lower sales in most of the market segments, in particular spot markets, thermoelectric and residential segments. Sales in the European markets were barely unchanged at 11.86 bcm driven by higher volumes sold in spot markets in Benelux, offset by lower sales in the United Kingdom and Germany/Austria due to competitive pressure.

In 2014, natural gas sales amounted to 89.17 bcm (including Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico), representing a decrease of 4 bcm or 4.3% from the previous year.
Sales in Italy decreased to 34.04 bcm, down by 5.1%. Lower sales were reported in the industrial, residential and thermoelectric segments due to decreased consumption, unusual winter weather conditions and a further deterioration of the trading environment for electricity sales reflecting higher use of hydroelectric and renewable sources. These negative trends were partially offset by higher spot volumes.
Sales in Europe of 42.21 bcm decreased by 1.1% driven by lower volumes marketed in Germany/Austria, France and the United Kingdom due to competitive pressure, partially offset by higher sales in Benelux and the Iberian Peninsula.

In the quarter sales to importers to Italy increased by 40.4% to 1.25 bcm due to higher availability of Libyan output (down 14.1% in 2014). Sales to Extra European markets decreased in both the reporting periods (down by 4.8% and 20.4%, respectively) due to lower volumes marketed in the United States and Argentina.
Electricity sales were 9.32 TWh in the fourth quarter of 2014, increasing by 6.5% from a year earlier (33.58 TWh, down by 4.2% on yearly basis) due to higher spot volumes.

Other performance indicators
A breakdown of the pro-forma adjusted EBITDA by business is presented below:

(euro million)

Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	% Ch. IV Q. 14 vs. IV Q. 13	Full year 2013	Full year 2014	% Ch.

506	(14)	223	(55.9)	Pro-forma adjusted EBITDA	(28)	760	..
417	(90)	156	(62.6)	Marketing	(346)	467	..
89	76	67	(24.7)	International transport	318	293	(7.9)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit. This performance indicator includes the adjusted EBITDA of Eni’s wholly owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. Management believes that the pro-forma adjusted EBITDA is an important alternative measure to assess the performance of Eni’s Gas & Power segment, taking into account evidence that this business segment is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial analysts in assessing the divisional performance of Eni Gas & Power, as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The pro-forma adjusted EBITDA is a non-GAAP measure under IFRS.

Refining & Marketing

Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	% Ch. IV Q. 14 vs. IV Q. 13	Full year 2013	Full year 2014	% Ch.

RESULTS	(euro million)
15,569	14,539	13,069	(16.1)	Net sales from operations		57,238	56,294	(1.6)
(812)	(219)	(1,385)	(70.6)	Operating profit		(1,492)	(2,227)	(49.3)
31	224	1,415		Exclusion of inventory holding (gains) losses		221	1,576
689	34	162		Exclusion of special items:		814	440
58	5	65		- environmental charges		93	111
569	34	72		- asset impairments		633	284
(5)		(2)		- gains on disposal of assets		(9)	(2)
85	1	(11)		- provision for redundancy incentives		91	(6)
(4)	(29)	72		- commodity derivatives		5	42
(11)	16	(36)		- exchange rate differences and derivatives		(2)	(9)
(3)	7	2		- other		3	20
(92)	39	192	..	Adjusted operating profit		(457)	(211)	53.8
(2)	(2)	(2)		Net finance income (expense) (a)		(6)	(9)
16	26	1		Net income (expense) from investments (a)		56	67
74	(21)	(59)		Income taxes (a)		175	3
..	33.3	30.9		Tax rate (%)		..	..
(4)	42	132	..	Adjusted net profit		(232)	(150)	35.3
272	112	196	27.9	Capital expenditure		672	537	(20.1)

				Global indicator refining margin
0.96	4.39	4.97	..	Standard Eni Refining Margin (SERM) (b)	($/bbl)	2.43	3.21	32.1

				REFINING THROUGHPUTS AND SALES	(mmtonnes)
5.42	5.48	5.45	0.6	Overall refining throughputs in Italy		23.12	20.50	(11.3)
6.50	6.71	6.63	2.0	Refining throughputs on own account		27.38	25.03	(8.6)
5.29	5.36	5.30	0.2	- Italy		22.56	19.92	(11.7)
1.21	1.35	1.33	9.9	- Rest of Europe		4.82	5.11	6.0
2.33	2.41	2.26	(3.0)	Retail sales		9.69	9.21	(5.0)
1.57	1.58	1.51	(3.8)	- Italy		6.64	6.14	(7.5)
0.76	0.83	0.75	(1.3)	- Rest of Europe		3.05	3.07	0.7
3.28	3.35	3.17	(3.4)	Wholesale sales		12.60	12.17	(3.4)
2.17	2.12	1.98	(8.8)	- Italy		8.37	7.57	(9.6)
1.11	1.23	1.19	7.2	- Rest of Europe		4.23	4.60	8.7
0.11	0.11	0.11		Wholesale sales outside Europe		0.43	0.43

(a) Excluding special items.
(b) In USD per barrel. Source: Eni calculations. Approximates the margin of Eni's refining system in consideration of material balances and refineries' product yields.

Results

In the fourth quarter of 2014, the Refining & Marketing segment reverted to an operating profit of euro 192 million, up by euro 284 million from the adjusted operating loss of euro 92 million reported in the same quarter of the previous year, in spite of continuing industry headwinds on the back of weak demand and overcapacity. This result was driven by improved refining margins compared with the particularly depressed scenario of the fourth quarter of 2013 following a fall in oil prices, and restructuring initiatives, including the start of the green refinery project in Venice, and cost efficiencies, particularly with respect to energy and overhead costs. Marketing results were much higher compared with the corresponding period of the previous year due to a relevant decline of oil prices despite weak demand and rising competitive pressure.

Special charges excluded from adjusted operating profit of the fourth quarter of 2014 amounted to a net positive of euro 162 million (net positive of euro 440 million in the full year) mainly related to impairment charges to write down compliance and stay-in-business capital expenditure at fully-impaired CGUs (euro 72 million in the fourth quarter; euro 284 million in the full year also reflecting the alignment to fair value of certain retail networks for which the divestment is ongoing), fair-valued commodity derivatives contracts lacking the formal requisites to be accounted as hedges under IFRS (a charge of euro 72 million and euro 42 million in the quarter and in the full year respectively) and environmental charges (euro 65 million and euro 111 million in the two reporting periods respectively), as well as the reclassification in adjusted operating profit of exchange rate differences and derivatives entered to hedge exchange rate exposure in commodity pricing formulas and commercial exposure (euro 36 million; euro 9 million in the full year).

Adjusted net profit for the fourth quarter of 2014 amounted to euro 132 million, up by euro 136 million from the adjusted net loss of euro 4 million of the fourth quarter of 2013 due to a better operating performance partly offset by lower results of equity-accounted entities.

In 2014, the Refining & Marketing segment reported an adjusted operating loss of euro 211 million (more than halved 2013 losses) due to the drivers described in the quarterly disclosure.

In the full year, the adjusted net loss of euro 150 million decreased by euro 82 million from the corresponding reporting period.

Operating review

Eni’s refining throughputs for the fourth quarter of 2014 were 6.63 mmtonnes (25.03 mmtonnes in 2014) and slightly increased from the fourth quarter of 2013 (up 2%; down by 8.6% on a yearly basis). In the quarter volumes processed in Italy were almost unchanged (up 0.2%) due to higher throughputs at the Sannazzaro, Milazzo, Livorno and Taranto plants. These positives were offset by the shutdown of the Gela refinery. On a yearly basis processed volumes decreased by 11.7% mainly due to the unfavorable refinery scenario registered in the first part of the year, as well as the shutdown of the Gela and Venice refineries. Outside Italy, Eni’s refining throughputs increased by 9.9% in the quarter (up 6% in 2014), mainly in the Czech Republic due to the shutdown of Kralupy refinery occurred in 2013.
Retail sales in Italy were 1.51 mmtonnes in the fourth quarter of 2014 (6.14 mmtonnes in 2014), down by 0.06 mmtonnes, or 3.8% (approximately 0.50 mmtonnes, or 7.5% on a yearly basis), due to increasing competitive pressure. In the fourth quarter of 2014 Eni’s market share decreased by 1.2 percentage points from the fourth quarter of 2013 (from 25.9% to 24.7%). The full-year market share decreased by 2 percentage points (from 27.5% to 25.5%).
Wholesale sales in Italy (1.98 mmtonnes in the quarter, 7.57 mmtonnes in the year) decreased by approximately 200 ktonnes from the fourth quarter of 2013 (down 8.8%; down 9.6% in the full year) due to lower sales of gasoil for heating and LPG reflecting the mild climate registered in the period and of fuel oil due to declining demand, partially offset by higher volumes of bunkering marketed. Average market share in the fourth quarter of 2014 was 26.7% (compared with 28.2% in the fourth quarter of 2013). On a yearly basis, the average market share was 26.7% decreasing by approximately 2 percentage points from 2013.
Retail sales in the rest of Europe were 0.75 mmtonnes in the fourth quarter of 2014 (3.07 mmtonnes on a yearly basis), almost unchanged from the same periods of 2013. Higher sales in Germany and Austria were offset by lower volumes in France and Czech Republic.
Wholesale sales in the rest of Europe (1.19 mmtonnes in the fourth quarter of 2014; 4.60 mmtonnes in 2014) increased by 7.2% from the fourth quarter of 2013 (up 8.7% on yearly basis), mainly in the Czech Republic, Hungary and Iberian Peninsula.

Summarized Group profit and loss account

(euro million)

Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	% Ch. IV Q. 14 vs. IV Q. 13	Full year 2013	Full year 2014	% Ch.

29,828	26,600	26,832	(10.0)	Net sales from operations	114,697	109,988	(4.1)
670	247	616	(8.1)	Other income and revenues	1,387	1,055	(23.9)
(25,437)	(21,791)	(23,893)	6.1	Operating expenses	(95,304)	(91,746)	3.7
(24)	(50)	(206)	..	Other operating income (expense)	(71)	147	..
(4,789)	(2,427)	(3,884)	18.9	Depreciation, depletion, amortization and impairments	(11,821)	(11,499)	2.7

248	2,579	(535)	..	Operating profit	8,888	7,945	(10.6)
(257)	(318)	(254)	1.2	Finance income (expense)	(1,009)	(1,065)	(5.6)
1,807	114	(245)	..	Net income from investments	6,085	490	(91.9)

1,798	2,375	(1,034)	..	Profit before income taxes	13,964	7,370	(47.2)
(2,386)	(779)	(1,588)	33.4	Income taxes	(9,005)	(6,478)	28.1
..	32.8	..		Tax rate (%)	64.5	87.9

(588)	1,596	(2,622)	..	Net profit	4,959	892	(82.0)

				of which attributable to:
(647)	1,714	(2,342)	..	- Eni's shareholders	5,160	1,333	(74.2)
59	(118)	(280)	..	- Non-controlling interest	(201)	(441)	..

(647)	1,714	(2,342)	..	Net profit attributable to Eni’s shareholders	5,160	1,333	(74.2)
229	133	864		Exclusion of inventory holding (gains) losses	438	1,008
1,706	(678)	1,942		Exclusion of special items	(1,168)	1,366
1,288	1,169	464	(64.0)	Adjusted net profit attributable to Eni’s shareholders (a)	4,430	3,707	(16.3)

For a detailed explanation of adjusted operating profit and adjusted net profit see the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

Non-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis
Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which impact industrial margins and translation of commercial payables and receivables. Accordingly also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit.
The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income. Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market.
As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (Consob), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items allow to allocate to future reporting periods gains and losses on re-measurement at fair value of certain non hedging commodity derivatives and exchange rate derivatives relating to commercial exposures, lacking the criteria to be designed as hedges, including the ineffective portion of cash flow hedges and certain derivative financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production Division.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations.
Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production Division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit, adjusted net profit to reported operating profit and reported net profit see tables below.

(euro million)

Full year 2014	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	10,766	186	(2,227)	(704)	43	(272)	(245)	398	7,945
Exclusion of inventory holding (gains) losses		(119)	1,576	170				(167)	1,460

Exclusion of special items:
environmental charges			111	27		41			179
asset impairments	692	25	284	96	420	14			1,531
net gains on disposal of assets	(76)		(2)	45	2	3			(28)
risk provisions	(5)	(42)				7	5		(35)
provisions for redundancy incentives	24	11	(6)		5	(3)	(22)		9
commodity derivatives	(28)	(43)	42	4	9				(16)
exchange rate differences and derivatives	6	228	(9)	4					229
other	172	64	20	12		32	(2)		298

Special items of operating profit	785	243	440	188	436	94	(19)		2,167

Adjusted operating profit	11,551	310	(211)	(346)	479	(178)	(264)	231	11,572
Net finance (expense) income (a)	(285)	7	(9)	(3)	(6)	(22)	(544)		(862)
Net income from investments (a)	323	49	67	(3)	21		(156)		301
Income taxes (a)	(7,165)	(176)	3	75	(185)		314	(78)	(7,212)

Tax rate (%)	61.8	48.1	..		37.4				65.5
Adjusted net profit	4,424	190	(150)	(277)	309	(200)	(650)	153	3,799

of which:
- Adjusted net profit of non-controlling interest									92
- Adjusted net profit attributable to Eni’s shareholders									3,707

Reported net profit attributable to Eni’s shareholders									1,333

Exclusion of inventory holding (gains) losses									1,008
Exclusion of special items									1,366

Adjusted net profit attributable to Eni’s shareholders									3,707

(a) Excluding special items.

(euro million)

Full year 2013	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	14,868	(2,967)	(1,492)	(725)	(98)	(337)	(399)	38	8,888
Exclusion of inventory holding (gains) losses		191	221	213				91	716

Exclusion of special items:
environmental charges		(1)	93	61		52			205
asset impairments	19	1,685	633	44		19			2,400
net gains on disposal of assets	(283)	1	(9)		107	(3)			(187)
risk provisions	7	292		4		31			334
provisions for redundancy incentives	52	10	91	23	2	20	72		270
commodity derivatives	(2)	314	5	(1)	(1)				315
exchange rate differences and derivatives	(2)	(186)	(2)	(5)					(195)
other	(16)	23	3		(109)	8	(5)		(96)

Special items of operating profit	(225)	2,138	814	126	(1)	127	67		3,046

Adjusted operating profit	14,643	(638)	(457)	(386)	(99)	(210)	(332)	129	12,650
Net finance (expense) income (a)	(264)	14	(6)	(2)	(5)	4	(571)		(830)
Net income from investments (a)	367	70	56		2	1	290		786
Income taxes (a)	(8,796)	301	175	50	(151)		129	(90)	(8,382)

Tax rate (%)	59.7	..	..		..				66.5
Adjusted net profit	5,950	(253)	(232)	(338)	(253)	(205)	(484)	39	4,224

of which:
- Adjusted net profit of non-controlling interest									(206)
- Adjusted net profit attributable to Eni’s shareholders									4,430

Reported net profit attributable to Eni’s shareholders									5,160

Exclusion of inventory holding (gains) losses									438
Exclusion of special items									(1,168)

Adjusted net profit attributable to Eni’s shareholders									4,430

(a) Excluding special items.

(euro million)

Fourth quarter 2014	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	1,473	(115)	(1,385)	(298)	(398)	(100)	(33)	321	(535)
Exclusion of inventory holding (gains) losses		(40)	1,415	69				(189)	1,255

Exclusion of special items:
environmental charges			65	20		36			121
asset impairments	509	24	72	89	420	5			1,119
net gains on disposal of assets	(78)		(2)	45	1	4			(30)
risk provisions		(42)				4	1		(37)
provisions for redundancy incentives	3	9	(11)	(4)	3	(3)	(25)		(28)
commodity derivatives	(31)	216	72	2	5				264
exchange rate differences and derivatives	(16)	27	(36)	1					(24)
other	172	29	2	10		6	(3)		216

Special items of operating profit	559	263	162	163	429	52	(27)		1,601

Adjusted operating profit	2,032	108	192	(66)	31	(48)	(60)	132	2,321
Net finance (expense) income (a)	(64)	1	(2)	(1)	(2)	(19)	(136)		(223)
Net income from investments (a)	85	12	1	(3)	(6)	(1)	(375)		(287)
Income taxes (a)	(1,317)	(65)	(59)	12	(28)		130	(45)	(1,372)

Tax rate (%)	64.2	53.7	30.9		..		..		75.8
Adjusted net profit	736	56	132	(58)	(5)	(68)	(441)	87	439

of which:
- Adjusted net profit of non-controlling interest									(25)
- Adjusted net profit attributable to Eni’s shareholders									464

Reported net profit attributable to Eni’s shareholders									(2,342)

Exclusion of inventory holding (gains) losses									864
Exclusion of special items									1,942

Adjusted net profit attributable to Eni’s shareholders									464

(a) Excluding special items.

(euro million)

Fourth quarter 2013	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	3,499	(2,002)	(812)	(332)	166	(93)	(153)	(25)	248
Exclusion of inventory holding (gains) losses		202	31	81				71	385

Exclusion of special items:
environmental charges		(1)	58	58		30			145
asset impairments	(22)	1,685	569	38		15			2,285
net gains on disposal of assets	(197)	1	(5)		(4)	(1)			(206)
risk provisions	7	374				1			382
provisions for redundancy incentives	42	9	85	22	(5)	19	69		241
commodity derivatives	(1)	96	(4)	(1)	(2)				88
exchange rate differences and derivatives	(2)	(31)	(11)	4					(40)
other	(6)	8	(3)			(22)	2		(21)

Special items of operating profit	(179)	2,141	689	121	(11)	42	71		2,874

Adjusted operating profit	3,320	341	(92)	(130)	155	(51)	(82)	46	3,507
Net finance (expense) income (a)	(71)	2	(2)	(1)	(1)	10	(197)		(260)
Net income from investments (a)	52	3	16	1	(9)	2	67		132
Income taxes (a)	(2,115)	(107)	74	14	(44)		197	(70)	(2,051)

Tax rate (%)	64.1	30.9	..		..				60.7
Adjusted net profit	1,186	239	(4)	(116)	101	(39)	(15)	(24)	1,328

of which:
- Adjusted net profit of non-controlling interest									40
- Adjusted net profit attributable to Eni’s shareholders									1,288

Reported net profit attributable to Eni’s shareholders									(647)

Exclusion of inventory holding (gains) losses									229
Exclusion of special items									1,706

- Adjusted net profit attributable to Eni’s shareholders									1,288

(a) Excluding special items.

(euro million)

Third quarter 2014	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	3,072	(352)	(219)	(120)	150	(27)	(69)	144	2,579
Exclusion of inventory holding (gains) losses		28	224	18				(80)	190

Exclusion of special items:
environmental charges			5			(21)			(16)
asset impairments	(4)		34			4			34
net gains on disposal of assets						(1)			(1)
risk provisions							1		1
provisions for redundancy incentives	1	1	1	1	1		2		7
commodity derivatives	1	24	(29)	1	4				1
exchange rate differences and derivatives	15	190	16	2					223
other	3		7			3	1		14

Special items of operating profit	16	215	34	4	5	(15)	4		263

Adjusted operating profit	3,088	(109)	39	(98)	155	(42)	(65)	64	3,032
Net finance (expense) income (a)	(87)	2	(2)		(1)		(78)		(166)
Net income from investments (a)	92	2	26	2	12	1	(28)		107
Income taxes (a)	(1,869)	42	(21)	30	(67)		139	(20)	(1,766)

Tax rate (%)	60.4	..	33.3		40.4				59.4
Adjusted net profit	1,224	(63)	42	(66)	99	(41)	(32)	44	1,207

of which:
- Adjusted net profit of non-controlling interest									38
- Adjusted net profit attributable to Eni’s shareholders									1,169

Reported net profit attributable to Eni’s shareholders									1,714

Exclusion of inventory holding (gains) losses									133
Exclusion of special items									(678)

Adjusted net profit attributable to Eni’s shareholders									1,169

(a) Excluding special items.

Breakdown of special items

(euro million)

Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	Full year 2013	Full year 2014

145	(16)	121	Environmental charges	205	179
2,285	34	1,119	Asset impairments	2,400	1,531
(206)	(1)	(30)	Net gains on disposal of assets	(187)	(28)
382	1	(37)	Risk provisions	334	(35)
241	7	(28)	Provisions for redundancy incentives	270	9
88	1	264	Commodity derivatives	315	(16)
(40)	223	(24)	Exchange rate differences and derivatives	(195)	229
(21)	14	216	Other	(96)	298

2,874	263	1,601	Special items of operating profit	3,046	2,167

(3)	152	31	Net finance (income) expense	179	203
			of which:
40	(223)	24	- exchange rate differences and derivatives	195	(229)
(1,675)	(7)	(42)	Net income from investments	(5,299)	(189)
			of which:
(3)		(63)	- gains on disposal of assets	(3,599)	(159)
			of which: divestment of the 28.57% of Eni’s interest in Eni East Africa	(3,359)
(3)			of which: Galp	(98)	(96)
			of which: Snam	(75)
		(54)	of which: South Stream		(54)
(1,682)			- gains on investment revaluation	(1,682)
(1,682)			of which: Artic Russia	(1,682)
11	2	(11)	- impairments/revaluations of equity investments	11	(38)
491	(930)	607	Income taxes	901	(282)
			of which:
954		954	- impairment of deferred tax assets of Italian subsidiaries	954	976
347	(12)	36	- deferred tax adjustment on PSAs	490	69
45	(12)	(42)	- re-allocation of tax impact on intercompany dividends and other special items	64	(12)
(855)	(116)	(341)	- taxes on special items of operating profit	(607)	(491)
	(790)		- other net tax refund		(824)

1,687	(522)	2,197	Total special items of net profit	(1,173)	1,899

			Attributable to:
(19)	156	255	- non-controlling interest	(5)	533
1,706	(678)	1,942	- Eni's shareholders	(1,168)	1,366

Net sales from operations

(euro million)

Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	% Ch. IV Q. 14 vs. IV Q. 13	Full year 2013	Full year 2014	% Ch.

7,585	7,285	6,401	(15.6)	Exploration & Production	31,264	28,488	(8.9)
8,721	5,533	7,935	(9.0)	Gas & Power	32,212	28,250	(12.3)
15,569	14,539	13,069	(16.1)	Refining & Marketing	57,238	56,294	(1.6)
1,343	1,285	1,195	(11.0)	Versalis	5,859	5,284	(9.8)
3,155	3,509	3,398	7.7	Engineering & Construction	11,598	12,873	11.0
15	17	27	80.0	Other activities	80	78	(2.5)
418	308	399	(4.5)	Corporate and financial companies	1,453	1,378	(5.2)
47	7	78		Impact of unrealized intragroup profit elimination	18	54
(7,025)	(5,883)	(5,670)		Consolidation adjustment	(25,025)	(22,711)
29,828	26,600	26,832	(10.0)		114,697	109,988	(4.1)

Operating expenses

(euro million)

Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	% Ch. IV Q. 14 vs. IV Q. 13	Full year 2013	Full year 2014	% Ch.

23,925	20,494	22,569	(5.7)	Purchases, services and other	90,003	86,409	(4.0)
527	(15)	86		of which: - other special items	539	146
1,512	1,297	1,324	(12.4)	Payroll and related costs	5,301	5,337	0.7
241	7	(28)		of which: - provision for redundancy incentives and other	270	9
25,437	21,791	23,893	(6.1)		95,304	91,746	(3.7)

Depreciation, depletion, amortization and impairments

(euro million)

Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	% Ch. IV Q. 14 vs. IV Q. 13	Full year 2013	Full year 2014	% Ch.

2,068	2,022	2,377	14.9	Exploration & Production	7,810	8,473	8.5
121	82	88	(27.3)	Gas & Power	413	334	(19.1)
92	67	76	(17.4)	Refining & Marketing	345	283	(18.0)
30	25	25	(16.7)	Versalis	95	99	4.2
184	187	188	2.2	Engineering & Construction	721	737	2.2
1		1		Other activities	1	1
14	17	19	35.7	Corporate and financial companies	61	69	13.1
(6)	(7)	(7)		Impact of unrealized intragroup profit elimination	(25)	(26)
2,504	2,393	2,767	10.5	Total depreciation, depletion and amortization	9,421	9,970	5.8

2,285	34	1,117	(51.1)	Impairments	2,400	1,529	(36.3)

4,789	2,427	3,884	(18.9)		11,821	11,499	(2.7)

Net income from investments

(euro million)

Full year 2014	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other activities	Group

Share of gains (losses) from equity-accounted investments	52	42	8	21	(2)	121
Dividends	260		59		66	385
Net gains on disposal		64		3	96	163
Other income (expense), net	1	12	29		(221)	(179)

	313	118	96	24	(61)	490

Income taxes

(euro million)

Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	Full year 2013	Full year 2014	Change

			Profit before income taxes
(2,409)	(375)	(1,889)	Italy	(3,885)	(1,964)	1,921
4,207	2,750	855	Outside Italy	17,849	9,334	(8,515)
1,798	2,375	(1,034)		13,964	7,370	(6,594)
			Income taxes
301	(1,037)	495	Italy	306	(328)	(634)
2,085	1,816	1,093	Outside Italy	8,699	6,806	(1,893)
2,386	779	1,588		9,005	6,478	(2,527)
			Tax rate (%)
..	..	..	Italy	..	..	..
49.6	66.0	..	Outside Italy	48.7	72.9	24.2
..	32.8	..		64.5	87.9	23.4

Adjusted net profit

(euro million)

Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	% Ch. IV Q. 14 vs. IV Q. 13	Full year 2013	Full year 2014	% Ch.

1,186	1,224	736	(37.9)	Exploration & Production	5,950	4,424	(25.6)
239	(63)	56	(76.6)	Gas & Power	(253)	190	..
(4)	42	132	..	Refining & Marketing	(232)	(150)	35.3
(116)	(66)	(58)	50.0	Versalis	(338)	(277)	18.0
101	99	(5)	..	Engineering & Construction	(253)	309	..
(39)	(41)	(68)	(74.4)	Other activities	(205)	(200)	2.4
(15)	(32)	(441)	..	Corporate and financial companies	(484)	(650)	34.3
(24)	44	87		Impact of unrealized intragroup profit elimination and other consolidation adjustments (a)	39	153
1,328	1,207	439	(66.9)		4,224	3,799	(10.1)
				Attributable to:
1,288	1,169	464	(64.0)	- Eni's shareholders	4,430	3,707	(16.3)
40	38	(25)	..	- non-controlling interest	(206)	92	..

(a) This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end of the period.

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from finance debt to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(euro million)

Dec. 31, 2013	Sept. 30, 2014	Dec. 31, 2014	Change vs. Dec. 31, 2013	Change vs. Sept. 30, 2014

Total debt	25,560	26,400	25,891	331	(509)
Short-term debt	4,685	6,360	6,575	1,890	215
Long-term debt	20,875	20,040	19,316	(1,559)	(724)
Cash and cash equivalents	(5,431)	(5,471)	(6,589)	(1,158)	(1,118)
Securities held for trading and other securities held for non-operating purposes	(5,037)	(4,890)	(5,035)	2	(145)
Financing receivables for non-operating purposes	(129)	(202)	(558)	(429)	(356)

Net borrowings	14,963	15,837	13,709	(1,254)	(2,128)

Shareholders' equity including non-controlling interest	61,049	64,024	62,250	1,201	(1,774)
Leverage	0.25	0.25	0.22	(0.03)	(0.03)

Net borrowings are calculated under Consob provisions on Net Financial Position (Com. n. DEM/6064293 of 2006).

Bonds maturing in 18-months period starting on December 31, 2014

(euro million)
Issuing entity	Amount at December 31, 2014 (a)

Eni SpA	5,848
Eni Finance International SA	231

6,079

(a) Amounts include interest accrued and discount on issue.

Bonds issued in 2014 (guaranteed by Eni SpA)

Issuing entity	Nominal amount (million)	Currency	Amounts at Dec. 31, 2014 (a) (euro million)	Maturity	Rate	%

Eni SpA	1,000	EUR	1,025	2029	fixed	3.625

1,025

(a) Amounts include interest accrued and discount on issue.

Consolidated financial statements
GROUP BALANCE SHEET

(euro million)

Jan. 1, 2013	Dec. 31, 2013	Sept. 30, 2014	Dec. 31, 2014

	ASSETS
	Current assets
7,936	Cash and cash equivalents	5,431	5,471	6,589
	Other financial activities held for trading	5,004	4,878	5,024
237	Other financial assets available for sale	235	252	255
28,618	Trade and other receivables	28,890	28,097	28,624
8,578	Inventories	7,939	8,793	7,564
771	Current tax assets	802	629	792
1,239	Other current tax assets	835	962	1,214
1,617	Other current assets	1,325	3,630	4,381

48,996		50,461	52,712	54,443
	Non-current assets
64,798	Property, plant and equipment	63,763	70,099	71,955
2,541	Inventory - compulsory stock	2,573	2,347	1,582
4,487	Intangible assets	3,876	3,656	3,645
3,453	Equity-accounted investments	3,153	3,407	3,115
5,085	Other investments	3,027	2,362	2,014
913	Other financial assets	858	1,056	1,022
5,005	Deferred tax assets	4,658	4,935	5,186
4,398	Other non-current receivables	3,676	3,905	2,773

90,680		85,584	91,767	91,292
516	Assets held for sale	2,296	480	456

140,192	TOTAL ASSETS	138,341	144,959	146,191
	LIABILITIES AND SHAREHOLDERS' EQUITY
	Current liabilities
2,032	Short-term debt	2,553	3,171	2,716
3,015	Current portion of long-term debt	2,132	3,189	3,859
23,666	Trade and other payables	23,701	21,689	23,709
1,633	Income taxes payable	755	822	507
2,188	Other taxes payable	2,291	2,310	1,873
1,418	Other current liabilities	1,437	3,374	4,485

33,952		32,869	34,555	37,149
	Non-current liabilities
19,145	Long-term debt	20,875	20,040	19,316
13,567	Provisions for contingencies	13,120	14,803	15,866
1,407	Provisions for employee benefits	1,279	1,348	1,313
6,745	Deferred tax liabilities	6,750	7,629	7,847
2,598	Other non-current liabilities	2,259	2,342	2,285

43,462		44,283	46,162	46,627
361	Liabilities directly associated with assets held for sale	140	218	165

77,775	TOTAL LIABILITIES	77,292	80,935	83,941
	SHAREHOLDERS' EQUITY
3,357	Non-controlling interest	2,839	2,673	2,455
	Eni shareholders' equity:
4,005	Share capital	4,005	4,005	4,005
(16)	Reserve related to the fair value of cash flow hedging derivatives net of tax effect	(154)	(12)	(282)
49,438	Other reserves	51,393	56,196	57,340
(201)	Treasury shares	(201)	(493)	(581)
(1,956)	Interim dividend	(1,993)	(2,020)	(2,020)
7,790	Net profit	5,160	3,675	1,333

59,060	Total Eni shareholders' equity	58,210	61,351	59,795
62,417	TOTAL SHAREHOLDERS' EQUITY	61,049	64,024	62,250
140,192	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	138,341	144,959	146,191

GROUP PROFIT AND LOSS ACCOUNT

(euro million)

Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	Full year 2013	Full year 2014

			REVENUES
29,828	26,600	26,832	Net sales from operations	114,697	109,988
670	247	616	Other income and revenues	1,387	1,055
30,498	26,847	27,448	Total revenues	116,084	111,043

			OPERATING EXPENSES
23,925	20,494	22,569	Purchases, services and other	90,003	86,409
1,512	1,297	1,324	Payroll and related costs	5,301	5,337
(24)	(50)	(206)	OTHER OPERATING (EXPENSE) INCOME	(71)	147

4,789	2,427	3,884	DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	11,821	11,499

248	2,579	(535)	OPERATING PROFIT	8,888	7,945

			FINANCE INCOME (EXPENSE)
1,282	2,755	343	Finance income	5,732	6,459
(1,464)	(3,100)	(772)	Finance expense	(6,653)	(7,709)
4	6	2	Income (expense) from other financial activities held for trading	4	24
(79)	21	173	Derivative financial instruments	(92)	161
(257)	(318)	(254)		(1,009)	(1,065)

			INCOME (EXPENSE) FROM INVESTMENTS
21	32	(22)	Share of profit (loss) of equity-accounted investments	222	121
1,786	82	(223)	Other gain (loss) from investments	5,863	369
1,807	114	(245)		6,085	490

1,798	2,375	(1,034)	PROFIT BEFORE INCOME TAXES	13,964	7,370
(2,386)	(779)	(1,588)	Income taxes	(9,005)	(6,478)

(588)	1,596	(2,622)	Net profit	4,959	892

			Attributable to:
(647)	1,714	(2,342)	- Eni's shareholders	5,160	1,333
59	(118)	(280)	- non-controlling interest	(201)	(441)

			Net profit attributable to Eni’s shareholders per share (euro per share)
(0.18)	0.48	(0.65)	- basic	1.42	0.37
(0.18)	0.48	(0.65)	- diluted	1.42	0.37

COMPREHENSIVE INCOME

(euro million)

Full year 2013	Full year 2014

Net profit	4,959	892
Items not reclassificable to profit and loss account	22	(58)
Remeasurements of defined benefit plans	65	(82)
Share of "Other comprehensive income" on equity-accounted entities related to remeasurements of defined benefit plans	(3)	2
Taxation	(40)	22
Items subsequently reclassificable to profit and loss account	(2,071)	4,808
Foreign currency translation differences	(1,871)	5,008
Utilization through profit of the fair value reserve of Galp	(64)	(77)
Change in the fair value of cash flow hedging derivatives	(198)	(164)
Change in the fair value of available-for-sale securities	(1)	7
Share of "Other comprehensive income" on equity-accounted entities		4
Taxation	63	30

Total other items of comprehensive income	(2,049)	4,750

Total comprehensive income	2,910	5,642
attributable to:
- Eni's shareholders	3,164	6,039
- non-controlling interest	(254)	(397)

CHANGES IN SHAREHOLDERS’ EQUITY

(euro million)

Shareholders' equity at December 31, 2013		61,049
Total comprehensive income	5,642
Dividends distributed to Eni's shareholders	(4,006)
Dividends distributed by consolidated subsidiaries	(49)
Purchase of Eni's treasury share	(380)
Other changes	(6)

Total changes		1,201

Shareholders' equity at December 31, 2014		62,250

attributable to:
- Eni's shareholders		59,795
- non-controlling interest		2,455

GROUP CASH FLOW STATEMENT

(euro million)

Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	Full year 2013	Full year 2014

(588)	1,596	(2,622)	Net profit	4,959	892
			Adjustments to reconcile net profit to net cash provided by operating activities
2,504	2,393	2,767	Depreciation, depletion and amortization	9,421	9,970
2,285	34	1,117	Impairments of tangible and intangible assets, net	2,400	1,529
(21)	(32)	22	Share of loss of equity-accounted investments	(222)	(121)
(266)	(86)	11	Gain on disposal of assets, net	(3,770)	(95)
(43)	(116)	(95)	Dividend income	(400)	(385)
(34)	(45)	(51)	Interest income	(142)	(171)
174	173	195	Interest expense	711	719
2,386	779	1,588	Income taxes	9,005	6,478
(1,805)	208	674	Other changes	(1,882)	739
			Changes in working capital:
629	(239)	2,075	- inventories	350	1,554
(2,717)	1,713	(1,047)	- trade receivables	(1,379)	2,240
1,970	(404)	1,292	- trade payables	703	(1,153)
544	106	(349)	- provisions for contingencies	59	(215)
480	(107)	1,753	- other assets and liabilities	723	678
906	1,069	3,724	Cash flow from changes in working capital	456	3,104
(15)	5	(2)	Net change in the provisions for employee benefits	6	7
118	96	172	Dividends received	630	612
35	52	34	Interest received	97	112
(115)	(313)	(244)	Interest paid	(942)	(882)
(2,337)	(1,829)	(1,925)	Income taxes paid, net of tax receivables received	(9,301)	(7,419)
3,184	3,984	5,365	Net cash provided from operating activities	11,026	15,089
			Investing activities:
(3,340)	(2,769)	(3,168)	- tangible assets	(10,913)	(10,689)
(449)	(314)	(465)	- intangible assets	(1,887)	(1,551)
3			- consolidated subsidiaries and businesses	(25)	(36)
(104)	(91)	(124)	- investments	(292)	(372)
(506)	(9)	(162)	- securities	(5,048)	(75)
(323)	(271)	(590)	- financing receivables	(978)	(1,288)
57	129	381	- change in payables and receivables in relation to investments and capitalized depreciation	50	668
(4,662)	(3,325)	(4,128)	Cash flow from investments	(19,093)	(13,343)
			Disposals:
306	2	88	- tangible assets	514	97
9		8	- intangible assets	16	8
			- consolidated subsidiaries and businesses	3,401
35	215	357	- investments	2,429	3,579
1	153	8	- securities	36	57
316	57	231	- financing receivables	1,561	504
24	45	104	- change in payables and receivables in relation to disposals	155	155
691	472	796	Cash flow from disposals	8,112	4,400
(3,971)	(2,853)	(3,332)	Net cash used in investing activities (*)	(10,981)	(8,943)

GROUP CASH FLOW STATEMENT (continued)

(euro million)

Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	Full year 2013	Full year 2014

564	301	388	Proceeds from long-term debt	5,418	1,916
(612)	(303)	(906)	Repayments of long-term debt	(4,720)	(2,752)
79	(141)	(316)	Increase (decrease) in short-term debt	1,017	207
31	(143)	(834)		1,715	(629)
			Net capital contributions by non-controlling interest	1	1
			Net acquisition of treasury shares different from Eni SpA	1
			Disposal (acquisition) of interests in consolidated subsidiaries	(28)
	(1,985)	(35)	Dividends paid to Eni's shareholders	(3,949)	(4,006)
		(1)	Dividends paid to non-controlling interests	(250)	(49)
	(90)	(88)	Net purchase of treasury shares		(380)
31	(2,218)	(958)	Net cash used in financing activities	(2,510)	(5,063)
2			Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	2	2
(11)	40	43	Effect of exchange rate changes on cash and cash equivalents and other changes	(42)	73
(765)	(1,047)	1,118	Net cash flow for the period	(2,505)	1,158
6,196	6,518	5,471	Cash and cash equivalents - beginning of the period	7,936	5,431
5,431	5,471	6,589	Cash and cash equivalents - end of the period	5,431	6,589

(*) Net cash used in investing activities included investments and divestments (on net basis) in held-for-trading financial assets and other investments/divestments in certain short-term financial assets. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. Cash flows of such investments were as follows:

(euro million)

Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	Full year 2013	Full year 2014

			Financing investments:
(507)	(6)	(152)	- securities	(5,029)	(17)
38	(93)	(429)	- financing receivables	(105)	(519)
(469)	(99)	(581)		(5,134)	(536)
			Disposal of financing investments:
1	147	2	- securities	28	32
88	12	69	- financing receivables	1,125	90
89	159	71		1,153	122
(380)	60	(510)	Net cash flows from financing activities	(3,981)	(414)

SUPPLEMENTAL INFORMATION

(euro million)

Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	Full year 2013	Full year 2014

		Effect of investment of companies included in consolidation and businesses
25		Current assets	51	96
12		Non-current assets	39	265
(7)		Net borrowings	(12)	(19)
(17)		Current and non-current liabilities	(36)	(291)
13		Net effect of investments	42	51
(8		Fair value of investments held before the acquisition of control	(8)	(15)
5		Purchase price	34	36
		less:
(8)		Cash and cash equivalents	(9)
(3)		Cash flow on investments	25	36

		Effect of disposal of consolidated subsidiaries and businesses
	5	Current assets	47	5
	2	Non-current assets	41	2
		Net borrowings	23
	(2)	Current and non-current liabilities	(69)	(2)
	5	Net effect of disposals	42	5
	(5)	Gains on disposal	3,359	(5)
		Selling price	3,401
		less:
		Cash and cash equivalents
		Cash flow on disposals	3,401

CAPITAL EXPENDITURE

(euro million)

Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	% Ch. IV Q. 14 vs. IV Q. 13	Full year 2013	Full year 2014	% Ch.

3,045	2,712	3,124	2.6	Exploration & Production	10,475	10,524	0.5
109			..	- acquisition of proved and unproved properties	109		..
367	287	414	12.8	- exploration	1,669	1,398	(16.2)
2,524	2,405	2,672	5.9	- development	8,580	9,021	5.1
45	20	38	(15.6)	- other expenditure	117	105	(10.3)
83	36	61	(26.5)	Gas & Power	229	172	(24.9)
73	36	58	(20.5)	- Marketing	206	164	(20.4)
10		3	(70.0)	- International transport	23	8	(65.2)
272	112	196	(27.9)	Refining & Marketing	672	537	(20.1)
173	74	107	(38.2)	- Refinery, supply and logistics	462	362	(21.6)
99	38	89	(10.1)	- Marketing	210	175	(16.7)
129	74	83	(35.7)	Versalis	314	282	(10.2)
222	146	219	(1.4)	Engineering & Construction	902	694	(23.1)
12	4	19	58.3	Other activities	21	30	42.9
63	17	20	(68.3)	Corporate and financial companies	190	83	(56.3)
(37)	(18)	(89)		Impact of unrealized intragroup profit elimination	(3)	(82)

3,789	3,083	3,633	(4.1)		12,800	12,240	(4.4)

In 2014, capital expenditure amounted to euro 12,240 million (euro 12,800 million in 2013) relating mainly to:
-	development activities deployed mainly in Norway, Angola, Congo, the United States, Italy, Nigeria, Egypt, Kazakhstan, Indonesia and exploratory activities of which 98% was spent outside Italy, primarily in Libya, Mozambique, the United States, Angola, Nigeria, Indonesia, Cyprus, Norway and Gabon;
-	upgrading of the fleet used in the Engineering & Construction segment (euro 694 million);
-	refining, supply and logistics in Italy and outside Italy (euro 362 million) with projects designed to improve the conversion rate and flexibility of refineries, as well as the upgrade and rebranding of the refined product retail network in Italy and in the rest of Europe (euro 175 million); and
-	initiatives to improve flexibility of the combined cycle power plants (euro 98 million).

EXPLORATION & PRODUCTION CAPITAL EXPENDITURE BY GEOGRAPHIC AREA

(euro million)

Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	% Ch. IV Q. 14 vs. IV Q. 13	Full year 2013	Full year 2014	% Ch.

249	246	242	(2.8)	Italy	795	923	16.1
453	438	559	23.4	Rest of Europe	2,127	1,783	(16.2)
415	285	364	(12.3)	North Africa	1,024	1,071	4.6
1,001	879	1,195	19.4	Sub-Saharan Africa	3,481	3,754	7.8
171	116	169	(1.2)	Kazakhstan	665	527	(20.8)
271	494	310	14.4	Rest of Asia	1,001	1,277	27.6
406	230	226	(44.3)	America	1,244	1,064	(14.5)
79	24	59	(25.3)	Australia and Oceania	138	125	(9.4)

3,045	2,712	3,124	2.6		10,475	10,524	0.5

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	Full year 2013	Full year 2014

1,577	1,576	1,648	Production of oil and natural gas (a) (b)	(kboe/d)	1,619	1,598
192	174	182	Italy		186	179
173	179	196	Rest of Europe		155	190
506	584	590	North Africa		556	567
316	317	339	Sub-Saharan Africa		332	325
102	76	85	Kazakhstan		100	88
143	93	97	Rest of Asia		144	98
116	131	131	America		116	125
29	22	28	Australia and Oceania		30	26
137.4	138.5	143.3	Production sold (a)	(mmboe)	555.3	549.5

PRODUCTION OF LIQUIDS BY REGION

Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	Full year 2013	Full year 2014

816	812	868	Production of liquids (a)	(kbbl/d)	833	828
77	69	76	Italy		71	73
82	89	93	Rest of Europe		77	93
241	263	266	North Africa		252	252
224	217	247	Sub-Saharan Africa		242	231
60	46	49	Kazakhstan		61	52
48	34	42	Rest of Asia		49	37
76	89	90	America		71	84
8	5	5	Australia and Oceania		10	6

PRODUCTION OF NATURAL GAS BY REGION

Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	Full year 2013	Full year 2014

4,177	4,197	4,284	Production of natural gas (a) (b)	(mmcf/d)	4,320	4,224
631	576	583	Italy		630	584
497	497	565	Rest of Europe		430	535
1,453	1,767	1,780	North Africa		1,674	1,724
507	549	501	Sub-Saharan Africa		496	518
232	165	201	Kazakhstan		214	201
521	321	306	Rest of Asia		521	333
220	230	224	America		245	219
116	92	124	Australia and Oceania		110	110

(a) Includes Eni’s share of production of equity-accounted entities.
(b) Includes volumes of gas consumed in operation (408 and 430 mmcf/d in the fourth quarter 2014 and 2013, respectively, 442 and 451 mmcf/d in the full year 2014 and 2013, respectively, and 402 mmcf/d in the third quarter 2014).

Gas & Power

NATURAL GAS SALES BY MARKET

(bcm)

Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	% Ch. IV Q. 14 vs. IV Q. 13	Full year 2013	Full year 2014	% Ch.

10.70	7.24	8.35	(22.0)	ITALY	35.86	34.04	(5.1)
1.27	0.48	1.14	(10.2)	- Wholesalers	4.58	4.05	(11.6)
3.98	3.27	2.33	(41.5)	- Italian exchange for gas and spot markets	10.68	11.96	12.0
1.40	1.15	1.36	(2.9)	- Industries	6.07	4.93	(18.8)
0.34	0.27	0.40	17.6	- Medium-sized enterprises and services	1.12	1.60	42.9
0.56	0.33	0.30	(46.4)	- Power generation	2.11	1.42	(32.7)
1.60	0.30	1.39	(13.1)	- Residentials	5.37	4.46	(16.9)
1.55	1.44	1.43	(7.7)	- Own consumptions	5.93	5.62	(5.2)
14.86	12.38	15.35	3.3	INTERNATIONAL SALES	57.31	55.13	(3.8)
12.70	10.14	13.11	3.2	Rest of Europe	47.35	46.22	(2.4)
0.89	0.93	1.25	40.4	- Importers in Italy	4.67	4.01	(14.1)
11.81	9.21	11.86	0.4	- European markets	42.68	42.21	(1.1)
1.26	1.13	1.32	4.8	Iberian Peninsula	4.90	5.31	8.4
2.18	1.71	1.95	(10.6)	Germany/Austria	8.31	7.44	(10.5)
2.18	2.82	3.03	39.0	Benelux	8.68	10.36	19.4
0.60	0.11	0.54	(10.0)	Hungary	1.84	1.55	(15.8)
1.06	0.76	0.65	(38.7)	UK	3.51	2.94	(16.2)
1.89	1.65	1.94	2.6	Turkey	6.73	7.12	5.8
2.24	0.99	2.27	1.3	France	7.73	7.05	(8.8)
0.40	0.04	0.16	(60.0)	Other	0.98	0.44	(55.1)
1.47	1.53	1.40	(4.8)	Extra European markets	7.35	5.85	(20.4)
0.69	0.71	0.84	21.7	E&P sales in Europe and in the Gulf of Mexico	2.61	3.06	17.2
25.56	19.62	23.70	(7.3)	WORLDWIDE GAS SALES	93.17	89.17	(4.3)

Versalis

Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	Full year 2013	Full year 2014

			Sales of petrochemical products	(euro million)
632	547	528	Intermediates		2,709	2,310
659	695	628	Polymers		2,933	2,800
52	43	39	Other revenues		217	174

1,343	1,285	1,195			5,859	5,284

			Production	(ktonnes)
805	658	726	Intermediates		3,462	2,972
562	527	571	Polymers		2,355	2,311

1,367	1,185	1,297			5,817	5,283

Engineering & Construction

(euro million)

Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	Full year 2013	Full year 2014

			Orders acquired
855	1,056	749	Engineering & Construction Offshore	5,581	10,043
359	154	1,872	Engineering & Construction Onshore	2,193	6,354
381	402	178	Offshore Drilling	1,401	722
403	244	184	Onshore Drilling	887	852

1,998	1,856	2,983		10,062	17,971

(euro million)
	Dec. 31, 2013	Dec. 31, 2014

Order backlog	17,065	22,147

Eni SpA parent company accounts

PROFIT AND LOSS

(euro million)

Full year 2013	Full year 2014	% Ch.

Net sales from operations	48,018	42,350	(11.8)
Other income and revenues	271	359	32.5
Operating expenses	(49,714)	(42,850)	13.8
Other operating income (expense)	(168)	(79)	53.0
Depreciation, depletion, amortization and impairments	(1,740)	(1,260)	27.6

Operating profit (loss)	(3,333)	(1,480)	55.6
Finance income (expense)	(471)	(139)	70.5
Net income from investments	8,402	5,548	(34.0)
Profit before income taxes	4,598	3,929	(14.5)

Income taxes	(184)	556	..
Net profit	4,414	4,485	1.6

BALANCE SHEET

(euro million)

Dec. 31, 2013	Dec. 31, 2014	Change

Fixed assets
Property, plant and equipment	6,792	7,422	630
Inventories - Compulsory stock	2,649	1,530	(1,119)
Intangible assets	1,212	1,197	(15)
Equity-accounted investments and other investments	34,747	32,871	(1,876)
Receivables and securities held for operating purposes	3,131	4,147	1,016
Net payables related to capital expenditures	(217)	(316)	(99)

	48,314	46,851	(1,463)
Net working capital	3,628	2,836	(792)
Provisions for employee post-retirement benefits	(344)	(381)	(37)
Net assets held for sale	10	14	4
CAPITAL EMPLOYED, NET	51,608	49,320	(2,288)

Shareholders' equity	40,743	40,559	(184)
Net borrowings	10,865	8,761	(2,104)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	51,608	49,320	(2,288)